Exhibit 99.3

DUNDEE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
 December 31, 2008

DUNDEE CORPORATION
Management’s Discussion and Analysis

Dundee Corporation (the “Company” or “Dundee Corporation” or “we”) is an asset management company dedicated to private wealth management, real estate and resources.  Certain of these activities are carried out directly, through wholly or partially owned subsidiaries, while others are undertaken through equity accounted or portfolio investment holdings.  Dundee Corporation’s investment holdings include publicly listed and private companies in a variety of sectors, as well as investments in liquid securities such as mutual funds.  The Company is listed on the Toronto Stock Exchange (“TSX”) under the symbol DC.A.

This Management’s Discussion and Analysis has been prepared with an effective date of March 31, 2009 and should be read in conjunction with, the audited consolidated financial statements of the Company, including the notes thereto, as at and for the year ended December 31, 2008 (“2008 Audited Consolidated Financial Statements”).  Financial data has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) unless otherwise specified.  All amounts are in Canadian dollars, unless otherwise specified.

The Company holds investments in various industry sectors and our ownership interest in these investments is established through different, and sometimes complex structures.  Our investments are accounted for as follows:
(i)
Available-for-sale (“AFS”) securities are carried on the balance sheet at fair value with unrealized gains and losses included in accumulated other comprehensive income (“AOCI”).  When an unrealized loss on an investment is determined to be other-than-temporary, the unrealized loss in AOCI is removed and an impairment is recognized on the investment through net earnings.

(ii)
The carrying values of our investments that are classified as equity-accounted investees are adjusted by our share of earnings or losses in the investee, and by any dilution in ownership.  Our share of earnings from equity accounted investees is reported in our consolidated statements of operations as “Share of earnings of equity accounted investees”.  In addition, we may recognize a fair value adjustment against the carrying values of our equity accounted investments if their fair value falls below their carrying value and we determine that the decrease in fair value is other-than-temporary in nature.

(iii)
Our subsidiaries are not recorded as individual investments.  Instead, these subsidiaries are consolidated in these financial statements, and 100% of the investments’ accounts are recorded on a line-by-line basis in our own consolidated balance sheets and consolidated statements of operations, subject to non-controlling interest.

OPERATING SEGMENTS AND SIGNIFICANT INVESTMENTS

Wealth Management
The wealth management segment includes the operations of our subsidiary, DundeeWealth Inc. (“DundeeWealth”).   DundeeWealth is a Canadian owned, independent wealth management company that provides diversified wealth management and investment solutions including alternative and tax-advantaged products, capital markets and advisory services to financial advisors, institutions, corporations and foundations, and innovative wealth management through independent financial advisors across Canada.  DundeeWealth is listed on the TSX under the symbol DW.  Additional information regarding DundeeWealth may be accessed at www.dundeewealth.com.

Our wealth management segment also includes our recently established wholly owned subsidiary, Ravensden Asset Management Inc. which is registered as an Investment Counsel and Portfolio Manager in the province of Ontario, as well as our international banking activities which are carried out through offices in Bermuda and the Cayman Islands.

Real Estate
The real estate segment includes the operations of our 75% interest in Dundee Realty Corporation (“Dundee Realty”), a company operating in the real estate asset management business, with activities in a land and housing business in Canada and the United States.  Land and housing activities are supplemented by a portfolio of select income generating properties and by our 21% interest in Dundee Real Estate Investment Trust (“Dundee REIT”)  (www.dundeereit.com).

DUNDEE CORPORATION

Resources
Activities in our resources segment are carried out through Dundee Resources Limited (“Dundee Resources”), a wholly owned subsidiary of the Company.  Operations in our resources segment are carried out through our 53% interest in Eurogas Corporation (“Eurogas”) (www.eurogascorp.com),  which is involved in  natural gas storage activities in Spain, as well as our 53% interest in Eurogas International Inc. (“EII”) which carries out oil and gas exploration and development,  with interests in  Tunisia.  The resources segment includes various other portfolio holdings, including our 20% interest in Dundee Precious Metals Inc. (“Dundee Precious”) (www.dundeeprecious.com), and our 25% interest in Breakwater Resources Ltd. (“Breakwater”) (www.breakwater.ca), both of which are accounted for on an equity basis.

Other Investments and Corporate Costs
Our remaining investments and the operating results from these investments have been included in the other investments and corporate costs segment.  These investments include both publicly traded and private companies in a variety of sectors as well as liquid securities such as mutual funds.  This segment also includes general corporate overhead costs, interest and stock based compensation costs of the Company that are not specifically allocated to any operating division.

Significant Investments
The following table lists the more significant investments in our portfolio as at December 31, 2008, including our percentage ownership interest, the accounting treatment used to account for our investment, the book value of the investment at December 31, 2008 (other than for consolidated subsidiaries), and the market values for investments that are publicly listed securities, determined using quoted trading prices as at December 31, 2008.

(in thousands of dollars except percentages)
				31-Dec-08	31-Dec-07
	Accounting	Book	Market	Percentage	Percentage
Investment Holding	Treatment	Value	Value (c)	Owned	Owned
Wealth Management Segment
DundeeWealth Inc. (a)	Consolidation	$ N/A	$371,413	49%	45%
Real Estate Segment
Dundee Realty Corporation	Consolidation	N/A	N/A	75%	77%
Dundee Real Estate Investment Trust (b)	Equity	96,337	52,515	21%	17%
Resources Segment
Eurogas Corporation	Consolidation	N/A	25,356	53%	51%
Eurogas International Inc.	Consolidation	N/A	N/A	53%	N/A
Dundee Precious Metals Inc.	Equity	37,952	29,119	20%	20%
Breakwater Resources Ltd.	Equity	13,560	13,560	25%	25%
(a)	The Company maintains an approximate 63% voting interest in DundeeWealth.
(b)
Approximately 82% of our interest in Dundee REIT is held through units of Dundee Properties Limited Partnership (“DPLP”), with the remainder in publicly traded Dundee REIT units.  The DPLP units are convertible, at the Company’s option into units of Dundee REIT on a one-for-one basis.

(c)	See “Available-for-Sale Securities” and “Equity Accounted Investments”.

DUNDEE CORPORATION

PERFORMANCE MEASURES AND BASIS OF PRESENTATION
Our consolidated financial statements are prepared in accordance with Canadian GAAP and are reported in Canadian dollars.  We believe that important measures of our operating performance and the operating performance of our subsidiaries include certain measures that are not defined under Canadian GAAP and, as such, may not be comparable to similar measures used by other companies.  Throughout this discussion, there will be references to the following performance measures which management believes are relevant in assessing the economics of our business:
➢
“AUM” or “Assets under Management” represent the period-end market value of client assets managed by DundeeWealth on a discretionary basis and in respect of which DundeeWealth earns investment management fees and, in certain cases, performance fees.  AUM are not reflected on our consolidated balance sheets.

➢
“AUA” or “Assets under Administration” represent the approximate period-end market value of client assets administered by DundeeWealth and in respect of which DundeeWealth earns commissions, trailer service fees and administrative or other similar fees.  AUA are not reflected on our consolidated balance sheets.

➢	“EBITDA” represents earnings before interest, taxes, depreciation and amortization. We use this measure as a supplement to net earnings and cash flows.
➢
“Operating Earnings Before Interest, Taxes and Other Non-Cash Items” or “Operating EBITDA” and “Operating Earnings” are set out in the consolidated statements of operations of the Company.  While these measures are non-GAAP, the Company uses them as supplementary measures to net earnings.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF DUNDEE CORPORATION

(in thousands of dollars, except for number of shares and amounts per share)

As at and for the years ended December 31,	2008	2007	2006
Total assets	$3,080,960	$3,609,096	$3,549,434
Corporate debt	529,507	355,714	419,713
Future income tax liabilities	3,024	134,862	87,143
Client deposits and related liabilities	408,647	423,320	269,636
Liabilities of discontinued operations	-	2,395	940,494
Other liabilities	343,452	546,480	399,928
Preference shares of DundeeWealth	152,978	152,655	-
Preference shares, series 1	147,371	147,020	141,902
Non-controlling interest	615,142	726,394	471,313
	2,200,121	2,488,840	2,730,129
Net assets represented by common shares	880,839	1,120,256	819,305

Revenue	1,228,655	1,398,932	1,113,265
Net (loss) earnings from continuing operations	(196,261)	277,639	98,582
Net (loss) earnings for the year	(196,192)	293,733	93,689

Weighted average number of common shares (in thousands of shares)
Basic	74,805	75,412	75,183
Diluted	n/a	78,519	77,966

Net (loss) earnings per share - Basic
Continuing	$(2.62)	$3.68	$1.31
Discontinued	-	0.22	(0.06)
	$(2.62)	$3.90	$1.25
Net (loss) earnings per share - Diluted
Continuing	$(2.62)	$3.49	$1.19
Discontinued	-	0.29	(0.06)
	$(2.62)	$3.78	$1.13

DUNDEE CORPORATION

CONSOLIDATED RESULTS OF OPERATIONS

Year ended December 31, 2008 compared with the Year ended December 31, 2007

Consolidated Net (Losses) Earnings
In the midst of a deepening credit crisis and related concerns over its impact on the global economy, stock markets around the world tumbled in the latter part of the third quarter of 2008.  Equity values, which declined sharply in reaction to recessionary pressures in Europe, demand concerns in Asia, and the credit crisis in the U.S. financial system, directly impacted our AUM and AUA levels as well as the market value of our investments in all sectors.  Contributing to this reduction were reduced commodity prices that likewise impacted the value of our resource-based AFS securities as well as the operating results of our resource-based equity accounted investments.  Concerns about the state of the economy have caused downward pressure on the sales prices of real estate assets.

These events provide the framework for our year end negative adjustment to both our investment portfolio and our equity accounted investees, resulting in net losses for 2008 of $196.2 million, representing a diluted loss per share of $2.62.  This compares with net earnings in 2007 of $293.7 million or diluted earnings per share of $3.78.

Aggregate adjustments against our investments were $385.3 million, before taxes and non-controlling interest of $197.1 million.  Approximately $114.2 million of this adjustment was in respect of our equity-accounted investments, $213.8 million related to DundeeWealth’s portfolio of asset backed commercial paper (“ABCP”) and collateralized loan obligations (“CLOs”) and $57.3 million related to other investments in our portfolio of AFS securities.

Amidst these events, DundeeWealth attained record net sales levels of $3.4 billion in 2008, yet were overshadowed by $10.6 billion of market depreciation resulting in year end AUM levels of $25.4 billion, representing a 10% decline from 2007.  Unlike prior years, where performance fee revenues were an important element of total revenues for DundeeWealth, no performance fee revenues were earned in the current year because of rapid market value deterioration and the related impact on investment performance experienced in the latter part of 2008. Year-over-year, DundeeWealth’s performance fee revenue dropped by $99 million ($81 million, net of related expenses).

In 2008, DundeeWealth embarked on a plan for the integration of its investment management, manufacturing and distribution activities, the realignment of its capital markets division and the unification of its back office support service in order to enhance service levels and achieve greater efficiency in delivery and costs.  Severance costs incurred in 2008 aggregated $23.6 million however, these costs are expected to result in annualized cost savings of approximately $50 million, associated with the rationalization of 360 jobs and related costs.  In line with this strategic direction, DundeeWealth sold its Quebec-based mutual fund dealer and insurance distribution operations to Industrial Alliance and Financial Services Inc. (“Industrial Alliance”).  DundeeWealth incurred a loss on this disposition of $17.7 million, relating to the disposition of the underlying goodwill and other intangible assets relating to this business which DundeeWealth had originally acquired as part of a larger acquisition in 2003.

Operating earnings from continuing operations, net of non-controlling interests in our real estate division continued to make a significant contribution to our overall results of $72.2 million in 2008 compared with $123.9 million in 2007.  Despite the decline in the Alberta housing market, Dundee Realty’s land and housing operations remained strong.  During the prior year, Dundee REIT completed a transaction with GE Real Estate (“GE”) pursuant to which Dundee REIT sold certain properties to GE.  Our share of the gain realized by Dundee REIT in respect of the sale of these properties, aggregating $95.9 million after tax, was included as discontinued operations in 2007.

Immediately following the transaction with GE, Dundee Realty established an asset management and advisory services business through which it provides third party management and advisory services to the real estate sector including sourcing, acquiring and management of commercial and residential real estate.  Dundee Realty currently has approximately $5 billion of fee generating real estate assets under management on behalf of its clients, which includes Dundee REIT, and earned management fee revenues of $16.3 million in 2008.

DUNDEE CORPORATION

In the wake of declining growth in the economy, equity markets appear to be concerned that the world economy may lessen the demand for resources.  As a result, all commodity prices, with perhaps the exception of gold, have fallen sharply on equity exchanges around the world.  These factors have had an adverse effect on the trading value of many of our resource-based investments, some of which experienced precipitous declines in market capitalization.  Net earnings from the resources segment declined from $7.8 million to a loss of $191.8 million in 2008.  Losses in 2008 include our share of losses incurred by our equity accounted investees of $37.2 million and the recognition of adjustments to carrying value with respect to our equity accounted investees of $114.2 million.  In 2007, we recognized earnings of $13.9 million in respect of these investments.

Selected Consolidated Segmented Earnings Information

(in thousands of dollars)

For the year ended December 31,	2008	2007
Wealth management	$(145,250)	$86,772
Real estate	72,243	123,875
Resources	(191,822)	7,833
Other investments and corporate costs	(13,671)	10,766
Intersegment	3,272	3,272
	(275,228)	232,518
Dilution gains from consolidated subsidiaries	578	136,591
Income taxes	78,389	(91,470)
Net (loss) earnings from continuing operations	(196,261)	277,639
Gain (loss) from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	69	(79,815)
Share of earnings of discontinued operations of
Dundee REIT, net of tax	-	95,909
	$(196,192)	$293,733

In the prior year, DundeeWealth initiated several transactions which resulted in the discontinuance of its domestic banking activities.  Operations from these activities prior to their sale were included in the financial statements as discontinued operations.  In a related transaction, the Bank of Nova Scotia invested $348.3 million in DundeeWealth to acquire an approximate 18% interest in DundeeWealth.  Combined with DundeeWealth’s buyout of the interest of a non-controlling shareholder in its underlying operating subsidiaries, which was completed in the first quarter of 2007, these transactions contributed to dilution gains of $136.6 million in 2007.

Available-for-Sale Securities

(in thousands of dollars)
	2008	2007
Fair value of available-for-sale securities, beginning of year	$645,181	$187,989
Transactions for the year
New investments	80,889	663,403
Proceeds from sales of securities	(116,201)	(84,165)
Changes in unrealized gains in available-for-sale securities	(308,564)	(123,314)
Other transactions	(6,575)	1,268
Fair value of available-for-sale securities, end of year	$294,730	$645,181

Represented by:
Asset-backed commercial paper	$169,478	$283,305
Collateralized loan obligations	16,645	86,589
Mutual funds managed by a subsidiary	68,194	171,779
Other	40,413	103,508
Fair value of available-for-sale securities, end of year	$294,730	$645,181

DUNDEE CORPORATION

During 2008, we invested cash of $80.9 million in our AFS investment portfolio, including approximately $24.9 million in resource-based investments and approximately $56.0 million in short term investments and other securities.  Proceeds from the sale of AFS securities were $116.2 million during 2008 and consisted primarily of the sale of mutual fund investments.

Equity Accounted Investments

(in thousands of dollars)
	2008	2007
Carrying value of equity accounted investments, beginning of year	$289,041	$336,697
Transactions for the year
Cash invested in equity accounted investees	22,056	50,548
Share of earnings of equity accounted investees-continuing operations	(14,231)	34,134
Share of property impairment losses of equity accounted investees	(21,459)	(4,202)
Share of earnings of equity accounted investees-discontinued operations	-	112,834
Share of other comprehensive loss of equity accounted investees	(1,802)	(14,311)
Cost of investments sold	(327)	(34,326)
Cash received from redemption of Dundee REIT units	-	(183,996)
Fair value adjustment	(114,194)	-
Other transactions	1,255	(8,337)
Carrying value of equity accounted investments, end of year	$160,339	$289,041

During 2008, Eurogas completed a transaction in respect of its underground natural gas storage facility project, which diluted its interest in Escal UGS S.L. (“Escal”), through which Eurogas carries on these activities, to approximately 33%.  Effective May 18, 2008, Escal is being carried in our consolidated financial statements as an equity accounted investee with a book value of approximately $6.0 million.

In August 2008, Dundee Resources acquired 10 million common shares of Odyssey, a Canadian-based junior mining exploration company whose focus has been in Morocco and Turkey.  As a result of this transaction, Dundee Resources’ interest in Odyssey increased to 43% and the Company began accounting for this investment on an equity basis.

(in thousands of dollars except percentages)
			2008			2007
		Carrying	Market		Carrying	Market
	Ownership	Value	Value	Ownership	Value	Value
Breakwater Resources Ltd.	25%	$13,560	$13,560	25%	$83,523	$184,684
Dundee Precious Metals Inc.	20%	37,952	29,119	20%	96,146	91,309
Dundee Real Estate Investment Trust (a)	21%	96,337	48,537	17%	95,056	111,728
Escal UGS S.L. (b)	33%	5,975	5,975		-	-
Odyssey Resources Ltd.	43%	2,842	1,250		-	-
Other		3,673	3,608		14,316	14,959
		$160,339	$102,049		$289,041	$402,680
(a)	Fair value is determined net of our obligation to deliver Dundee REIT units pursuant to the terms of our Exchangeable Debentures of $9.5 million.
(b)	Our 33% interest in Escal UGS S.L. is held through Eurogas’ 74% owned subsidiary, Castor UGS Limited Partnership, giving Eurogas an effective 25% interest in Escal.

The aggregate market value of our equity accounted investments as at December 31, 2008, is $102.0 million.  Market value is generally determined using quoted market prices where available, and carrying values for non-quoted securities such as our investment in Escal.  In certain circumstances, we do not believe that current trading prices are a true measure of the fair value of the investment.  Subsequent to December 31, 2008, and following the recent credit crisis and significant declines in commodity prices, the market value of our equity-accounted subsidiaries, measured using current trading prices, has continued to deteriorate.  As at December 31, 2008, the Company completed an impairment assessment and determined that there was enough evidence to support an impairment that was other-than-temporary in our equity accounted investments.  Consequently, a negative adjustment of $114.2 million was recognized.

DUNDEE CORPORATION

SEGMENTED RESULTS OF OPERATIONS
(in thousands of dollars)						2008

	Wealth			Other Investments
For the year ended December 31, 2008	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$464,288	$-	$-	$-	$-	$464,288
Redemption fees	16,833	-	-	-	-	16,833
Financial services	325,861	-	-	1,022	(1,523)	325,360
Real estate revenues	-	400,925	-	-	-	400,925
Investment income (loss)	16,959	(303)	3,105	11,390	(9,902)	21,249
	823,941	400,622	3,105	12,412	(11,425)	1,228,655
EXPENSES
Selling, general and administrative	320,394	6,843	6,555	10,887	(1,522)	343,157
Variable compensation	229,137	-	-	-	-	229,137
Trailer service fees	134,234	-	-	-	-	134,234
Operating costs, real estate	-	286,538	-	-	-	286,538
	683,765	293,381	6,555	10,887	(1,522)	993,066
OPERATING EBITDA	140,176	107,241	(3,450)	1,525	(9,903)	235,589
Amortization of deferred sales commissions	81,868	-	-	-	-	81,868
Depreciation, depletion and amortization	15,203	4,111	113	1,982	-	21,409
Fair value adjustment of available-for-sale securities	-	-	-	-	-	-
Interest expense	21,526	9,789	4,284	9,484	(13,175)	31,908
Equity losses (earnings)	-	(1,468)	37,158	-	-	35,690
Fair value adjustments	231,008	-	149,533	4,751		385,292
Foreign exchange loss (gains)	14,044	-	(1,744)	293	-	12,593
Gain on exchangeable debentures	-	-	-	(1,314)	-	(1,314)
OPERATING EARNINGS (LOSS)
BEFORE UNDERNOTED ITEMS	(223,473)	94,809	(192,794)	(13,671)	3,272	(331,857)
Loss on sale of subsidiary	(17,679)	-	-	-	-	(17,679)

Non-controlling interest	95,902	(22,566)	972	-	-	74,308
NET (LOSS) EARNINGS BEFORE NON-SEGMENTED ITEMS	(145,250)	72,243	(191,822)	(13,671)	3,272	(275,228)
Dilution gains						578
Income taxes						78,389
Net (loss) earnings from continuing operations	(145,250)	72,243	(191,822)	(13,671)	3,272	(196,261)
Earnings from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	69	-	-	-	-	69
Share of earnings of discontinued operations
of Dundee REIT, net of tax	-	-	-	-	-	-

NET (LOSS) EARNINGS FOR THE PERIOD	$(145,181)	$72,243	$(191,822)	$(13,671)	$3,272	$(196,192)

(in thousands of dollars)						2007

	Wealth			Other Investments
For the year ended December 31, 2007	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$557,268	$-	$-	$-	$-	$557,268
Redemption fees	14,725	-	-	-	-	14,725
Financial services	417,334	-	393	2,996	(2,489)	418,234
Banking interest income	-	-	-	-	-	-
Real estate revenues	-	355,862	-	-	-	355,862
Investment income (loss)	18,124	21,821	4,079	20,243	(11,424)	52,843
	1,007,451	377,683	4,472	23,239	(13,913)	1,398,932
EXPENSES
Selling, general and administrative	322,013	7,984	7,754	12,204	(2,039)	347,916
Variable compensation	283,058	-	-	-	-	283,058
Trailer service fees	129,355	-	-	-	-	129,355
Banking interest expense	-	-	-	-	-	-
Operating costs, real estate	-	229,909	-	-	-	229,909
	734,426	237,893	7,754	12,204	(2,039)	990,238
OPERATING EBITDA	273,025	139,790	(3,282)	11,035	(11,874)	408,694
Amortization of deferred sales commissions	67,508	-	-	-	-	67,508
Depreciation, depletion and amortization	16,534	5,556	71	4,881	-	27,042
Interest expense	27,065	10,054	3,662	13,640	(15,146)	39,275
Equity earnings	-	(15,926)	(13,909)	(97)	-	(29,932)
Fair value adjustment of available-for-sale securities	37,607	-	-	-	-	37,607
Foreign exchange (gains) loss	(5,541)	-	46	82	-	(5,413)
Gain on exchangeable debentures	-	-	-	(18,237)	-	(18,237)
OPERATING EARNINGS (LOSS)
BEFORE UNDERNOTED ITEMS	129,852	140,106	6,848	10,766	3,272	290,844
Investment provision	-	-	-	-	-	-
Non-controlling interest	(43,080)	(16,231)	985	-	-	(58,326)
NET EARNINGS BEFORE NON-SEGMENTED ITEMS	86,772	123,875	7,833	10,766	3,272	232,518
Dilution gains						136,591
Income taxes						(91,470)
Net earnings from continuing operations	86,772	123,875	7,833	10,766	3,272	277,639
Earnings from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	(79,815)	-	-	-	-	(79,815)
Share of earnings of discontinued operations
of Dundee REIT, net of tax	-	95,909	-	-	-	95,909

NET EARNINGS FOR THE PERIOD	$6,957	$219,784	$7,833	$10,766	$3,272	$293,733

ANNUAL SEGMENTED RESULTS OF OPERATIONS

Year ended December 31, 2008 compared with the Year ended December 31, 2007

WEALTH MANAGEMENT SEGMENT
(in millions of dollars)
							Consolidated
			Other		Intersegment		Wealth Management
	DundeeWealth		Wealth Management		Amounts		Operations
For the years ended December 31,	2008	2007	2008	2007	2008	2007	2008	2007
REVENUES
Management fees	$459.7	$552.0	$7.8	$5.3	$(3.2)	$-	$464.3	$557.3
Redemption fees	16.8	14.7	-	-	-	-	16.8	14.7
Financial services	327.1	416.5	0.5	2.2	(1.7)	(1.4)	325.9	417.3
Investment income	15.8	20.9	1.2	(2.8)	-	-	17.0	18.1
	819.4	1,004.1	9.5	4.7	(4.9)	(1.4)	824.0	1,007.4
EXPENSES
Selling, general and administrative	317.4	316.3	7.9	7.1	(4.9)	(1.4)	320.4	322.0
Variable compensation	229.2	283.1	-	-	-	-	229.2	283.1
Trailer service fees	134.2	129.4	-	-	-	-	134.2	129.4
	680.8	728.8	7.9	7.1	(4.9)	(1.4)	683.8	734.5
OPERATING EBITDA	138.6	275.3	1.6	(2.4)	-	-	140.2	272.9
Amortization of deferred sales commissions	81.9	67.5	-	-	-	-	81.9	67.5
Depreciation and amortization	14.8	14.0	0.4	2.5	-	-	15.2	16.5
Fair value adjustment to AFS securities	231.0	37.6	-	-	-	-	231.0	37.6
Foreign exchange	14.3	(6.0)	(0.3)	0.5	-	-	14.0	(5.5)
Interest expense	21.5	26.9	-	-	-	-	21.5	26.9
OPERATING (LOSS) EARNINGS
BEFORE UNDERNOTED ITEMS	$(224.9)	$135.3	$1.5	$(5.4)	$-	$-	$(223.4)	$129.9
Loss on sale of subsidiary	(17.7)	-	-	-	-	-	(17.7)	-
(LOSS) EARNINGS BEFORE NON CONTROLLING
INTEREST AND NON-SEGMENTED ITEMS	$(242.6)	$135.3	$1.5	$(5.4)	$-	$-	$(241.1)	$129.9
(a)  Before income taxes, dilution gains (losses) and non-controlling interest

DUNDEEWEALTH

➢	RESULTS OF OPERATIONS

During 2008, DundeeWealth earned EBITDA of $138.6 million and incurred a net loss from continuing operations of $242.6 million before taxes and non-controlling interest.  Included in 2008 results was a pre-tax adjustment charge of $231.0 million against the carrying value of certain AFS securities, relating primarily to DundeeWealth’s investments in ABCP and CLOs.

By comparison, DundeeWealth earned EBITDA of $275.3 million and net earnings from continuing operations of $135.3 million, before taxes and non-controlling interest in 2007.  Prior year earnings benefited from the exemplary performance returns in mutual funds and other products, which generated performance fee revenues, net of expenses, of approximately $81.5 million.  No performance fee revenues were earned in 2008.

Also included in prior year results are losses from discontinued operations of $79.8 million, net of taxes and non-controlling interest, relating to DundeeWealth’s banking operations which were disposed of late in that year.

(in millions of dollars)
	2008	2007
AUM, January 1,	$28,161	$23,809
Gross additions	8,699	7,296
Redemptions	(5,334)	(4,323)
Market (depreciation) appreciation	(10,565)	1,159
Acquisitions	4,581	69
Changes in discretionary assets under administration	(116)	151
AUM, December 31,	$25,426	$28,161

AUA, December 31,	22,141	32,329
Bank deposits, December 31,	4,653	2,883
Combined assets, December 31,	$52,220	$63,373

DUNDEE CORPORATION

During 2008, DundeeWealth’s AUM decreased to $25.4 billion, down $2.8 billion or 10% from $28.2 billion in the prior year. The decrease resulted primarily from market depreciation of $10.6 billion.  Equity markets experienced sharp declines in the latter part of 2008 as the global economy entered a recession fuelled by the global credit crunch. The decline in AUM was partially offset by a record year of strong net sales. Net assets gathered were $3.4 billion in 2008, 13% higher than the $3.0 billion gathered in 2007.  DundeeWealth’s market share of mutual fund AUM remained consistent year-over-year at 3.03% at December 31, 2008 compared to 3.02% at December 31, 2007.

During 2008, DundeeWealth acquired BHR Fund Advisors, L.P. (“BHR”), a registered investment advisor, regulated by the U.S. Securities and Exchange Commission, as well as a 60% interest in Aurion Capital Management Inc. (“Aurion”), a Canadian institutional money manager.  The acquisitions of Aurion and BHR increased AUM by $4.6 billion and accounted for $436.0 million of gross sales, $145.0 million of net sales and $1.2 billion of market depreciation in 2008.

The market environment throughout 2008 was characterized by a significant amount of volatility.  The sub-prime mortgage meltdown and liquidity crisis continued to exert downward pressure on stock markets.  During this challenging period, Dynamic FundsTM, the award winning investment brand managed by a subsidiary of DundeeWealth, led the industry in net sales of long-term funds1 and ranked second in the industry in total net sales, based on data provided by the Investment Funds Institute of Canada.

Revenues from continuing operations during 2008 were $819.4 million, representing an 18% decline from consolidated revenues of $1,004.1 million in 2007.  Management fee revenues decreased by 17% in 2008, reflecting both the impact of a decline in the value of AUM experienced by DundeeWealth in the last quarter of 2008 and the absence of performance fee revenues in 2008.

(in millions of dollars)

For the years ended December 31,	2008	% Change	2007
REVENUES
Management fees	$459.7	(17%)	$552.0
Redemption fees	16.8	14%	14.7
Financial services	327.1	(21%)	416.5
Other	15.8	(24%)	20.9
	$819.4	(18%)	$1,004.1

Management fee revenue in DundeeWealth is predominantly determined by the fair value of AUM calculated on the last business day of each month.  Average AUM, before accounting for assets acquired as part of the Aurion and BHR transactions, increased to $25.6 billion during 2008 compared with $24.9 billion during 2007.  The increase in average AUM resulted in a $12.5 million increase in management fee revenue in 2008. This increase was partially offset by a reduction in the average management fee rate earned on these assets from 1.73% in 2007 to 1.70% in the current year, thereby reducing management fee revenue by approximately $9.3 million.  DundeeWealth’s acquisitions of Aurion and BHR added another $7.0 million to management fee revenue in 2008.

Dampened by the same global economic conditions and volatility experienced in AUM levels, DundeeWealth’s AUA decreased by $10.1 billion to $22.2 billion from $32.3 billion at December 31, 2007, including $2.3 billion of AUA, representing 91,000 accounts that were sold to Industrial Alliance.  These factors, along with decreased activity generating commission revenues, continued to exert downward pressure on financial services revenues, which decreased by 21% during 2008 to $327.1 million from $416.5 million in the prior year. Financial services revenue for the financial advisory part of the business is derived primarily from commission revenue, trailer service fee revenue, and administrative fees or other similar fees related to the purchase, sale and administration of wealth management products and services and are driven by positive or negative movements in AUA.

1 Long-term funds net asset gathering activities represent net asset gathering activities in AUM, exclusive of net asset gathering activities in money market funds.

DUNDEE CORPORATION

As DundeeWealth’s financial advisors operate through an open architecture advice network, they may provide their clients with a wide range of DundeeWealth’s investment products for their portfolios.  Transactions by financial advisors in DundeeWealth’s own investment solutions strengthen growth in AUM.  Commission and trailer service fee revenues earned by DundeeWealth’s financial segment and paid by DundeeWealth’s investment segment were $67.9 million in 2008 compared with $67.2 million in 2007.  In accordance with accounting requirements, these intersegment commission and trailer service fee revenues are eliminated and excluded from the determination of consolidated financial services revenue.

Capital markets activities are conducted through DundeeWealth’s IIROC (Investment Industry Regulatory Organization of Canada, formerly the “IDA”) member firm, Dundee Securities Corporation (“Dundee Securities”).  Aggregate revenues from capital markets activities were $69.1 million in 2008 compared with $110.7 million in the  prior year.

Although there were several large transactions and advisory engagements during the earlier part of 2008, industry statistics suggest that financing activity in Canada has dropped by 31.5% year-over-year, representing a new issue value decrease of 23% relative to 2007.  Consistent with these industry results, new issue and advisory revenue in DundeeWealth’s capital markets division declined by 46% to $33.1 million in 2008, compared with $61.4 million earned in the previous year.  The mining and growth industrial sectors dominated corporate finance activities in 2008, accounting for 77% of aggregate new issue and advisory revenue.  The oil and gas sector accounted for a further 12% of revenues in 2008, while the biotechnology, real estate and alternative energy sectors combined for the remaining 11%.  During 2008, Dundee Securities participated in 158 (2007 – 210) public and private new issue transactions.

Principal trading revenue was $2.2 million in 2008 compared with revenue of $20.0 million in 2007, as trading losses were experienced in the last two quarters due to market declines.  Included in year-to-date principal trading revenue is $1.2 million of realized gains on corporate finance inventory positions, substantially all of which were realized earlier in the year.

Operating expenses in DundeeWealth, adjusted for intersegment distribution fees, were $679.3 million in 2008, compared with $726.8 million in the prior year.

(in millions of dollars)
For the years ended December 31,	2008	% Change	2007
OPERATING EXPENSES
Selling, general and administrative	$317.4	0%	$316.3
Variable compensation	229.2	(19%)	283.1
Trailer service fees	134.2	4%	129.4
	680.8	(7%)	728.8
Intersegment distribution fees paid to Dundee Corporation	(1.5)	(25%)	(2.0)
Total	$679.3	(7%)	$726.8

Certain expenses, such as variable compensation costs and trailer service fees, as well as the amortization of deferred sales commissions, have increased or decreased in direct correlation with the change in corresponding revenue streams or AUM levels.

Selling, general and administrative (“SG&A”) costs have increased from $316.3 million in 2007 to $317.4 million during 2008.  Expenses in 2008 also include $8.5 million relating to the operations of Aurion and BHR, all of which were incurred in the second half of the year.

Since the beginning of the current year, and as part of the implementation of DundeeWealth’s integration efforts, DundeeWealth incurred severance costs of $23.6 million, which should result in annualized savings to DundeeWealth of approximately $50 million.

DUNDEE CORPORATION

Trailer service fees are paid to brokers and financial advisors to assist them in providing ongoing support to clients who have invested in DundeeWealth’s products.  Trailer service fees are calculated as a percentage of the market value of the associated AUM and we would therefore expect to see increases in trailer service fee expense corresponding to increases in our average AUM during any given period.  As a percentage of average AUM, excluding AUM in Aurion and BHR, trailer service fees paid in 2008 represented approximately 33% (2007 – 32%) of total management fee revenue generated from these assets.

On a consolidated basis, amortization of deferred sales commissions was $81.9 million in 2008 (2007 – $67.5 million).  During 2008, DundeeWealth paid commissions of $108.9 million (2007 – $100.7 million).  The average commission rate paid on asset gathering activities conducted on a deferred sales charge basis is approximately 4% (2007 – 4%).  For accounting purposes, DundeeWealth defers the amount of commissions paid each period and reports it as deferred sales commissions on our consolidated balance sheet.  These deferred sales commissions are then amortized on a straight-line basis over five years. DundeeWealth regularly reviews the carrying value of the deferred sales commissions with respect to any events or circumstances that may indicate impairment.  At December 31, 2008, there was no impairment in deferred sales commissions.

➢	CHANGES IN FINANCIAL CONDITION

Step Acquisitions in DundeeWealth
During 2008, we purchased approximately 5.5 million common shares of DundeeWealth for cash of $72.3 million.  During the same period, DundeeWealth paid cash of $22.8 million to purchase and cancel 2,057,600 common shares pursuant to its normal course issuer bid.  These transactions resulted in an overall 3.7% increase in our interest in DundeeWealth.  We accounted for this increase as a step acquisition, with the aggregate purchase price allocated to the fair value of the assets of DundeeWealth acquired as illustrated in the following table.  The investment management contracts have an indefinite life and are therefore not subject to amortization.

(in thousands of dollars)
Net assets acquired
Investment management contracts	$77,619
Other net assets	23,262
Future income tax liabilities	(22,012)
$78,869
Aggregate purchase price
Cash	$71,497
Cash attributed to non-controlling interest	7,372
$78,869

Exposure to Asset-Backed Commercial Paper
As at December 31, 2008, DundeeWealth continued to hold ABCP with a par value at maturity of $379.4 million, which is being carried at $169.5 million.  These investments were originally made as part of the investment portfolio of their now discontinued banking operations.  The ABCP has not traded in active markets since mid-August 2007 and there have been no market quotations available for these securities.

A restructuring plan implemented on January 21, 2009, exchanged affected ABCP for longer-term, floating rate notes (“FRNs”) that were designed to match the maturities of the underlying assets.

The restructuring pooled certain assets of all the affected ABCP conduits, and subsequently allocated them on a pro-rata basis to two newly created Master Asset Vehicles referred to as MAV 1 and MAV 2.  Certain larger investors participated in MAV 1 which required self-funding by participants against possible margin calls in a margin funding facility.

DundeeWealth is an investor in MAV 2, in which a third-party funding facility was established and generally funded by a group of third-party lenders.  MAV 2 issued Class A-1, Class A-2, Class B and Class C notes to ABCP noteholders.  Each class of notes that DundeeWealth received was supported by a portfolio of unleveraged and leveraged corporate CDOs, traditional securitized assets and certain hybrid assets.

DUNDEE CORPORATION

Trusts with ABCP supported solely by traditional securitized assets were placed in a separate Master Asset Vehicle referred to as MAV 3 and noteholders received FRNs with maturities based upon the maturities of the underlying assets.  The FRNs are to amortize and be repaid as assets mature or are sold.  DundeeWealth is also a participant in MAV 3.

Assets in each Master Asset Vehicle, for which the credit quality is uncertain, are designated as ineligible assets and are supported by notes designated as IA Tracking Notes which bear interest at the net rate of return generated by the corresponding designated tracking asset.

DundeeWealth received their replacement notes immediately following approval of the restructuring.  Approximately 71% of DundeeWealth’s original investment in ABCP was replaced with senior Class A-1 and Class A-2 long-term FRNs of MAV 2.  These notes have been assigned a rating of “A” by DBRS.  The notes have a legal maturity date that extends into 2056, although the expectation is that these notes will be repaid earlier than their legal maturity, as the underlying assets pledged as collateral mature.  DundeeWealth also received subordinated Class B and Class C long-term FRNs of MAV 2 representing approximately 8% of their original ABCP investment.  Assets in MAV 2 which have uncertain credit quality were restructured on a transaction-by-transaction basis and DundeeWealth received long-term FRNs as a result.  Additionally, the traditional securitized assets in MAV 3 were also restructured on an individual transaction-by-transaction basis and DundeeWealth has also received long-term FRNs for these assets.  The individual notes issued from MAV 2 and MAV 3 received by DundeeWealth represent approximately 19% of their original investment.  DundeeWealth has no recourse to recover the remaining 2% of their ABCP portfolio.

Prior to the restructuring, and at December 31, 2008, DundeeWealth’s investments in ABCP were considered AFS financial instruments for accounting purposes and were reported at their fair value.  Fair value, among other things, is a function of the market’s perception of the risks associated with the asset.  Given that, as at December 31, 2008, these assets were not distributing interest and the new restructured securities were not yet issued, DundeeWealth’s valuation approach was based on publicly available information, either from DBRS or from the information statement outlining the restructuring plan, to determine the type and characteristics of assets in each of the affected trusts.  This information was assessed on a transaction-by-transaction basis for each trust in which DundeeWealth owns affected ABCP.  Using a valuation technique, DundeeWealth assigned values to each asset type in each affected trust in which it holds ABCP.  An overall dollar weighted average valuation across all affected trusts was then calculated.

DundeeWealth’s determination of the fair value of traditional assets continues to be based primarily on discussions with third party dealers or, where available, the most recent trading prices of similar securities.  As proxy for the fair value of hybrid securitized assets, DundeeWealth considered credit indices on structured finance products including the ABX, TABX and CMBX indices.

Fair value of leveraged and unleveraged corporate CDOs held within the ABCP investments is determined using a pricing model which requires inputs of initial and current credit spreads, a risky annuity and a leverage factor.  Generally and with all other factors remaining constant including the vintage of assets, the fair value of ABCP is expected to decline in periods of increasing credit spreads.

Based on the above analysis, DundeeWealth determined that it was necessary to recognize a fair value adjustment in their ABCP investments as at December 31, 2008 of $113.8 million, of which $75.9 million and $37.9 million were recorded in the first and third quarters of 2008, respectively.  In the prior year, DundeeWealth had provided $94.9 million against the carrying value of their investment in ABCP, including $57.6 million that was included in discontinued operations relating to the divestiture of the Dundee Bank of Canada.  This equates to approximately 55% of the par value of ABCP held.  DundeeWealth determined that the fair value adjustments reflected an other-than-temporary impairment of ABCP investments and therefore recognized the adjustment in net earnings.

While DundeeWealth’s valuation technique, as outlined above, has taken into account recent market volatility and the implementation of the restructuring plan, including the receipt of $12.3 million in interest the Company received in January 2009, there is no assurance that the pricing of these assets will not increase or decline in future periods or that the restructured notes will trade at similar prices to our values assigned.  Furthermore, there is no assurance that DundeeWealth’s investments will trade

DUNDEE CORPORATION

at a value equivalent to their fair value.  As a result of these uncertainties, and the fact that their valuation methodology was based on incomplete information, these estimates may change materially in subsequent reporting periods.

Exposure to Investments in Collateralized Loan Obligations (CLOs)
The fair value of DundeeWealth’s portfolio of CLOs at December 31, 2008 was $16.6 million, representing a decline of $100.0 million or 86% from the original cost of $116.6 million.  In the fourth quarter of 2008, DundeeWealth recognized this decline in fair value as an other-than-temporary impairment against the carrying value of their portfolio of CLOs, however, $69.6 million was recognized in prior quarters as an adjustment to carrying value recorded in OCI.  With the precipitous decline in the global economy and the continued broadening of the credit crisis, DundeeWealth has determined that at December 31, 2008, there was evidence of an other-than-temporary impairment in their CLO investments.

CLO market pricing dropped significantly from October to December 2008, reaching record lows.  There are a number of factors that continue to exert downward pressure on CLO pricing, including, at least in part, forced sales of these products as hedge funds unwind leveraged positions and certain financial institutions attempt to remove these investments from their balance sheets.

Given the curtailment in the availability of liquid capital and a decreasing demand for financing high yield type credits, market participants are concerned about the ability of underlying borrowers to refinance debt.  These deteriorating credit conditions foster an expectation of increasing credit defaults.  To some extent, these concerns have materialized within the underlying securities that provide collateral to the CLO market, which experienced increasing levels of defaults in December 2008 and during the first quarter of 2009.  Exacerbating the effect of increased loan defaults is an expected reduced recovery rate on defaulted arrangements.

At the end of the third quarter of 2008, DundeeWealth concluded that there had been no material deterioration in the credit quality of the underlying corporate loans of CLOs that would lead to a conclusion that the market declines experienced were other-than-temporary.  Declines in pricing prior to September 2008 were, in DundeeWealth’s view, a reflection of increases in credit spreads and excess supply.  However, DundeeWealth noted that towards the end of the third quarter of 2008, pricing of CLOs reflected market expectations of a larger number of corporate defaults and the downgrading of credit ratings.

DundeeWealth uses various measures to monitor the credit quality of underlying loans supporting their CLO investments, including two main macro measures that are relatively standard in assessing the underlying credit quality of loans in each CLO portfolio.

The first measure is the weighted average rating factor (“WARF”) of each CLO investment.  Each CLO has a WARF maximum which, if exceeded, prohibits the manager from purchasing new loans that would otherwise further deteriorate the WARF.  During the fourth quarter of 2008, the WARF increased by two times the increase experienced during the first three quarters of 2008.  Furthermore, certain of the CLO portfolios had exceeded their individual WARF maximums at December 31, 2008.  At September 30, 2008, all investments complied with their WARF maximums.

A second measure is the relative size of the CCC-rated bucket in each CLO portfolio, generally referred to as the CCC content of the CLO.  Generally, an increasing number of CCC-rated loans may be seen as a form of credit deterioration and a precursor to default.  Similar to the WARF maximum described above, each portfolio will generally have a CCC content maximum.  If breached, the manager of the CLO is limited in its ability to make further investments in CCC or lower-rated assets.  Furthermore, the CCC content may result in a cash diversion away from the equity and lower-rated tranches of the CLO investment.  While there has been an increase in CCC content throughout 2008, during the fourth quarter, a significant number of CLO investments exceeded their CCC content limits.

The deterioration in these two factors, along with various other measures that DundeeWealth uses to assess credit quality indicated that there was objective evidence of financial difficulty of the collateral supporting each CLO investment and DundeeWealth concluded that the fair value adjustment was other-than-temporary.

During 2008, DundeeWealth’s CLO portfolio earned investment income of $13.9 million, representing an annualized return of 11.9% based on original acquisition price.  Notwithstanding the concerns over the credit quality of the underlying collateral, there have been no defaults in scheduled interest payments on DundeeWealth’s CLO investments.

DUNDEE CORPORATION

As previously noted, DundeeWealth has borrowed in U.S. and Euro currencies in order to economically hedge foreign exchange fluctuations in their foreign-currency-denominated CLO investments.  In prior periods, the effect of changes in foreign exchange rates relating to amounts borrowed to acquire these assets was reflected in net earnings while the effect of changes in foreign exchange rates to the fair value of CLOs was reflected in OCI.  With the recognition of impairment on CLO investments, the cumulative effect of changes in foreign exchange fluctuations on CLO investments has been recognized in net earnings.

➢	OTHER CHANGES IN FINANCIAL CONDITION

The following is a discussion of the more significant changes in DundeeWealth’s consolidated balance sheet items from December 31, 2007 to December 31, 2008.

Client Accounts Receivable, and Client Deposits and Related Liabilities
Client account balances represent funds owing from or belonging to clients, and amounts due to or from brokers and dealers that are pending settlement.  While the amounts may vary significantly on a day-to-day basis, they do not necessarily reflect any meaningful change to DundeeWealth’s financial position.  As at December 31, 2008, client accounts receivable were $389.3 million (2007 – $408.8 million) and consist of $171.0 million in client margin accounts (2007 – $244.2 million) and $218.3 million in day-to-day settlement amounts (2007 – $164.6 million).  Client deposits and related liabilities were $399.6 million (2007 – $418.3 million).

Margin lending arrangements require clients to maintain certain collateral in their margin accounts.  Current economic and credit conditions have reduced the value of securities held as collateral against margin loans.  However, this decrease did not result in a financial loss to DundeeWealth at December 31, 2008, as margin deficiencies were resolved in a timely fashion as they occurred.

Trading Securities Owned and Securities Sold Short
Securities owned and securities sold short represent trading positions in securities at DundeeWealth’s dealer subsidiary, Dundee Securities.  Trading positions may vary significantly on a day-to-day basis depending upon trading strategies in response to market conditions and in anticipation of price movements and do not necessarily reflect any meaningful changes to DundeeWealth’s financial position.  Trading positions are recorded at their fair value based on quoted prices where available, with changes in market values being included in principal trading revenue.  As of December 31, 2008, securities owned and securities sold short totalled $86.0 million (2007 – $263.7 million) and $44.0 million (2007 – $106.5 million), respectively.

Bank Indebtedness
Dundee Securities has established call loan facilities for $93.3 million with two Canadian chartered banks.  These call loan facilities are secured by either unpaid client securities and/or securities borrowed or owned by Dundee Securities and are used primarily to facilitate the securities settlement process for both client and firm inventory positions and/or to finance margin account activity.  Similar to client account balances, amounts borrowed pursuant to these call loan facilities may vary significantly on a day-to-day basis depending on securities trading activity, without necessarily representing a change in DundeeWealth’s financial position.  Amounts borrowed pursuant to these call loan facilities are reported as bank indebtedness.  At December 31, 2008, DundeeWealth had not drawn against these facilities as client credit and inventory positions were sufficient to provide the necessary funding of amounts due from clients.  At December 31, 2007, DundeeWealth had drawn $43.1 million against these facilities.

Accounts Receivable and Accounts Payable
DundeeWealth’s accounts receivable balance at December 31, 2008 decreased to $108.9 million from $216.1 million at the end of 2007.  Included in the December 31, 2007 balance are performance fees that were subsequently paid in the first quarter of 2008.  These performance fees have associated direct expenses which contributed to an increased balance in accounts payable as at December 31, 2007 and their payment during the current year partially accounted for the decrease in accounts payable at December 31, 2008.  At December 31, 2008, there were no performance fees accrued in accounts receivable and, similarly, there were no amounts accrued in accounts payable with respect to performance fee expenses.

DUNDEE CORPORATION

Deferred Sales Commissions
Deferred sales commissions represent amounts paid to financial advisors for the sale of investment products which are then deferred and amortized over a period of five years.  The December 31, 2007 balance of $207.0 million increased by $27.0 million representing $108.9 million in commissions funded during the year, net of $81.9 million of amortization.

Corporate Debt
DundeeWealth has renewed its $500 million revolving term credit facility with a Canadian chartered bank, extending the expiry date to September 9, 2009.  If the facility is not renewed at the expiry date, it will convert into a four-year term loan and any amounts borrowed as at the date of expiry will be due four years after the scheduled expiry date.    The credit facility is secured by a general security agreement over all the assets of DundeeWealth and certain of its subsidiaries, including DWM Inc. and Goodman & Company, Investment Counsel Ltd.

The facility provides for certain financial covenants, including maintenance of minimum levels of AUM and EBITDA, restrictions on the existence of secured indebtedness and restrictions on the disposition of assets in excess of a specified amount by certain subsidiaries.  At December 31, 2008, DundeeWealth was in compliance with all covenants.

Series 1 Preference Shares, DundeeWealth (“DW Preference Shares”)
In 2007, DundeeWealth issued 6,225,000 4.75% cumulative redeemable first preference shares, Series 1 at a price of $25.00 per DW Preference Share.  The DW Preference Shares entitle the holder to a fixed preferential cumulative dividend at the rate of 4.75% per annum, payable quarterly.

The DW Preference Shares may be redeemed, at DundeeWealth’s option, at any time after March 13, 2007 at a price which declines over time in accordance with the terms of the DW Preference Shares from $27.25, if such share is redeemed prior to March 13, 2008, to $25.00 if such share is redeemed after March 13, 2016 (the “DW Redemption Price Schedule”).

On redemption, DundeeWealth may convert the DW Preference Shares to common shares of DundeeWealth subject to regulatory approval.  If such election is made, the shares will be converted on the basis of one DW Preference Share for that number of common shares of DundeeWealth that is equal to the redemption price at the time of the conversion determined in accordance with the DW Redemption Price Schedule divided by the current market price of the DundeeWealth common shares, determined in accordance with a formula.  DundeeWealth has stated that it does not intend to make such election if the shares are redeemed.

➢	OTHER WEALTH MANAGEMENT OPERATIONS

Our other wealth management operations include the activities of Garda Corporation and Dundee Merchant Bank which are carried out through offices in Bermuda and the Cayman Islands, respectively and the operations of our newly created asset management company, Ravensden Asset Management Inc.  During 2008, operating EBITDA from these activities was $1.6 million compared with a loss in EBITDA of $2.4 million in 2007.  These subsidiaries recorded net earnings of $1.5 million on revenues of $9.5 million in 2008, compared to a net loss of $5.4 million on revenues of $4.7 million during 2007.

REAL ESTATE SEGMENT

➢	RESULTS OF OPERATIONS

Our real estate segment reported earnings before taxes from continuing operations of $72.2 million in 2008, compared with $123.9 million in 2007.  Earnings in our real estate division during the prior year included an after tax gain of $95.9 million relating to the sale of part of its real estate portfolio to GE. The gain was reflected as discontinued operations in our consolidated financial statements.

DUNDEE CORPORATION

Margins from Land and Housing Operations
Land and housing operations generated contribution margins of $104.2 million or 27.1% on revenues of $384.6 million in 2008.  This compares with contribution margins of $121.5 million or 34.7% on revenues of $349.9 million in 2007.

(in thousands of dollars)
	Twelve months to December 31, 2008				Twelve months to December 31, 2007
Components of Real Estate Operations*	Revenue	Costs	Margin	% Margin	Revenue	Costs	Margin	% Margin
Revenue properties	$34,387	$26,855	$7,532	21.9%	$39,980	$27,556	$12,424	31.1%
Land	168,594	109,671	58,923	34.9%	203,497	111,347	92,150	45.3%
Housing and condominiums	175,753	143,895	31,858	18.1%	98,432	89,445	8,987	9.1%
Other	5,880	-	5,880	N/A	7,945	-	7,945	N/A
	$384,614	$280,421	$104,193	27.1%	$349,854	$228,348	$121,506	34.7%

*Excludes selling, general and administrative expenses, interest expense and depreciation and amortization

Revenue Properties
Margins earned from revenue properties were $7.5 million in 2008 compared with $12.4 million in 2007.  The decrease was mainly attributable to the disposal of certain residential rental properties in the first quarter of 2007 that resulted in the recognition of a gain on sale of approximately $6.3 million in that period.  Excluding the impact of the gain on sale, operating profits increased $1.5 million over the prior year.

Dundee Realty’s ski area operations at Arapahoe Basin in Colorado experienced a very successful fiscal year, with skier visits up 16% in 2007 resulting in a $0.9 million increase in operating profits.  The contribution margin from the Bear Valley ski area decreased by $0.2 million compared to 2007 due to the lack of snowfall in the California Sierras, which negatively impacted results.  The outlook for 2009 is positive for the ski operations with the increased capacity at Arapahoe and abundant snowfall at Bear Valley in 2009 to date.  In 2008, Dundee Realty had invested $2.6 million in capital improvements at Arapahoe Basin and $0.3 million in Bear Valley.

The Distillery Historic District in Toronto contributed $4.9 million to operating profits in 2008, a $0.7 million increase compared to 2007.  The increase was mainly the result of a $1.2 million bad debt provision recorded in 2007, offset by six months of vacancy in the current year.  The defaulted space was occupied in the second half of the year resulting in a 12.3% increase in the base rent per square foot.

Land
Revenue from land sales was $168.6 million, generating operating profits of $58.9 million or 34.9% in 2008.  This compares with revenues of $203.5 million, generating operating profits of $92.1 million or 45.3% in 2007.  Operating profits in 2008 decreased by $33.2 million, mainly reflecting the sales of various undeveloped land parcels in Calgary and Toronto that contributed $28.7 million of operating profits in 2007 and positively impacted margin percentages as these sales were completed at significantly higher margins compared to developed land.  These land parcels were not related to our residential land development operations and therefore, there were no comparable sales in 2008. The remainder of the decrease is mainly attributable to fewer lot sales in 2008 related to our 30% interest in Thornhill Woods in Toronto.  Dundee Realty sold 920 lots at an average selling price of $125,000 per lot in 2008 compared to 1,664 lots at an average selling price of $105,000 per lot in 2007.  Excluding the impact of the sales of undeveloped lands, Dundee Realty sold 215 acres of multi-family and commercial land at an average selling price of $286,000 per acre in 2008 compare to 56 acres sold at an average selling price of $374,000 per acre in 2007.

Saskatoon land operations generated $7.7 million of operating profits in the year, achieving higher average selling prices compared to 2007, and profit margins were slightly higher at 34% as compared to 33%.  Operating profits decreased by $6.6 million reflecting 221 fewer lots sold and 16 fewer parcel acres.  Land operations in Regina contributed operating profits of $18.7 million, an increase of $8.2 million compared to 2007 mainly reflecting 138 more multi-family and commercial parcel acres sold compared to 2007, primarily in the Harbour Landing project.  Regina operations sold 88 fewer lots in 2008 due to timing of transitions to a new subdivision, but achieved higher average selling prices to partially offset the impact of the volume reduction. Higher sales contributed to the significant margin gains in 2008. Land operations in Calgary contributed operating profits of $20.2 million, compared to $14.8 million in 2007, as a result of the sales of more than 200 lots from the Wentworth Glen project during 2008.  Parcel sales decreased from 177 acres sold in 2007 to 10 in the current year mainly due to the sale of 160

DUNDEE CORPORATION

undeveloped acres in 2007 that were not in the scope of Dundee Realty’s normal operations as well as a restriction placed on new development until 2009 by the City of Calgary.  In Edmonton, operating profits decreased by $16.4 million, mainly due to 403 fewer lots sold compared to 2007 as the market softened with abundant supply, although this was partially offset as 44 more multi-family and commercial acres were sold compared to 2007.

Housing and Condominiums
Revenue from sales of housing and condominium units increased in 2008 to $175.8 million from $98.4 million in 2007, generating operating margins of $31.9 million and $9.0 million, respectively.  The increase of $22.9 million is primarily due to occupancies at the Pure Spirit condominiums in Toronto together with growth at Dundee Realty’s housing operations in western Canada.

In Toronto, 360 of the 383 units, or 90%, of the Pure Spirit condominium units were occupied in the fourth quarter of 2008 generating revenues of $98.6 million and contributing $22.9 million to operating profits.  Registration and receipt of proceeds is expected to occur in the second quarter of 2009.  Dundee Realty’s interest in the Thornhill Woods housing project in Toronto contributed revenues of $6.0 million and a margin of $1.4 million on the sale of 56 units in 2008 compared to sales of 116 units that generated a profit of $3.3 million in 2007.

Housing operations in Saskatoon and Regina experienced strong demand resulting in margins increasing to 15.5% in 2008 from 6.8% in 2007.  During 2008, housing operations in western Canada sold 229 units at an average selling price of $321,000 per unit translating into a $6.1 million increase in operating profits compared to $3.3 million in 2007 when 227 units were sold at an average selling price of $263,000 per unit.  At the end of 2008, there were 155 housing units in inventory of which 108 were pre-sold.

During 2008, Dundee Realty realized $10.5 million of revenues and earnings of $1.2 million on the closing of the remaining 21 condominium units at the Princeton project in Calgary.  In 2007, 56 condominium units were sold generating a profit of $2.6 million.

Effective January 1, 2008, a new accounting standard required general and administrative, marketing and selling costs related to condominium development projects to be expensed in the period incurred resulting in a reduction in operating margin of $3.0 million in the current year.  Prior to 2008, the expenses were capitalized as a component of development costs.

Management Fees
Immediately following the transaction with GE, Dundee Realty established an asset management and advisory services business, Dundee Real Estate Asset Management (“DREAM”).  DREAM is a fully diversified real estate investment and asset management company with a scope of business that includes real estate asset management and advisory services encompassing commercial real estate and real estate development, as well as investments in Canadian renewable energy infrastructure assets.  DREAM presently has in excess of $3 billion of fee generating real estate assets under management on behalf of all of its clients, which includes Dundee REIT.

Management fee revenues increased to $16.3 million reflecting asset management, acquisition and financing fees related to properties that DREAM currently manages.  These revenues generated $10.2 million of operating profits, representing a 62.5% operating margin and a $5.7 million increase over 2007, mainly reflecting management contracts that commenced in the third quarter of 2007.

Subsequent to December 31, 2008, by mutual agreement GE and DREAM terminated their relationship, with GE paying a termination fee.

DUNDEE CORPORATION

➢	CHANGES IN FINANCIAL POSITION

Real Estate Assets
Real estate assets increased by approximately 10% since December 31, 2007 to $446.2 million at December 31, 2008.

(in thousands of Canadian dollars)
As at December 31,	2008	% Change	2007
Land	$285,346	21%	$235,123
Housing and condominiums	96,929	(23%)	125,824
Revenue properties	63,951	40%	45,738
	$446,226	10%	$406,685

Land under Development and Land Held for Development
Dundee Realty’s portfolio of land under development and held for development extends across the country and into the United States.  The carrying value of Dundee Realty’s portfolio of land under development and held for development increased to $285.3 million, a 21% increase over $235.1 million at December 31, 2007.

(in thousands of dollars except for acres and number of lots)
	Land Held for Development		Land Under Development
				Number of	Total
	Cost	Acres	Cost	Lots	Cost
Saskatoon	$39,393	2,160	$37,981	427	$77,374
Regina	16,163	1,178	18,097	152	34,260
Calgary	64,323	1,015	16,644	-	80,967
Edmonton	35,451	581	41,068	445	76,519
Toronto	456	-	11,508	4	11,964
USA	4,262	5	-	-	4,262
	$160,048	4,939	$125,298	1,028	$285,346

Aggregate development costs on land were approximately $125.6 million during 2008 and were incurred mainly in western Canada.  During 2008, Dundee Realty completed several acquisitions for $25.6 million.  These land acquisitions included 810.9 acres in east Saskatoon, 454.2 acres in Regina, 8.2 acres in Calgary and 4.0 acres in Edmonton.

(in thousands of Canadian dollars)
Balance of land inventory, December 31, 2007	$235,123
New acquisitions completed during the year	25,645
Costs of development	125,555
Transfer to cost of goods sold	(102,043)
Other	1,066
Balance of land inventory, December 31, 2008	$285,346

DUNDEE CORPORATION

Inventory of Housing and Condominiums
Inventory of housing and condominiums decreased 23% to $96.9 million as at December 31, 2008 compared with $125.8 million at December 31, 2007.

(in thousands of dollars)
Balance of housing and condominium inventory, December 31, 2007	$125,824
New acquisitions completed during the year	1,646
Costs of development	117,188
Transfer to cost of goods sold	(137,360)
Other	(10,369)
Balance of housing and condominium inventory, December 31, 2008	$96,929

Construction is approximately 95% complete for the 383-unit Pure Spirit condominium at The Distillery Historic District in Toronto with registration expected to occur in the second quarter of 2009.  The southeast corner project, originally a two-tower condominium development project on the Distillery site, has been curtailed to a single tower (“Clear Spirit”) with planning reviews and development parameters having been completed.  At December 31, 2008, 83% of the units of the Clear Spirit tower had been pre-sold.  Construction on the 35-storey Clear Spirit tower is expected to commence in June 2009 with closings scheduled for 2012.

Construction continues on the Base Camp One project, a 64-unit flagship residential lodge in a prime ski in/ski out location at the Sol Vista ski area located in Granby, Colorado.  To date, 52% of the units have been pre-sold and the project is on schedule for completion with initial closings in March 2009.

The table below illustrates some of the more significant projects being undertaken by Dundee Realty in the housing and condominium business:

(in thousands of dollars, except number of units)
As at December 31, 2008	Location	Number of units	Cost
Single family homes	Saskatoon	69	$17,233
	Regina	88	12,452
	Toronto	4	350
			30,035
Condominiums
Pure Spirit	Toronto	23	8,464
Clear Spirit	Toronto	354	13,642
Corktown	Toronto	493	10,785
Base Camp One	Colorado	64	28,975
Other		2	5,028
			66,894

			$96,929

Revenue Properties
(in thousands of dollars)
Balance of revenue properties, December 31, 2007	$45,738
New acquisitions completed during the year	6,881
Additions during the year	5,117
Depreciation and amortization	(4,164)
Transfer costs to/from housing and condominium development costs	6,991
Other	3,388
Balance of revenue properties, December 31, 2008	$63,951

DUNDEE CORPORATION

During 2008, Dundee Realty, through its 20% interest in Firelight Infrastructure Fund, invested $6.0 million in the Dalhousie Mountain windmill project in Nova Scotia.  The investment was effected by converting loans and fees receivable previously provided to Dalhousie Mountain into an equity investment.  The investment was used to fund pre-delivery deposits for wind turbines and site preparation costs.

Dundee Realty entered into a joint venture in respect of three adjacent properties in east Toronto for an aggregate cost of $0.9 million.  The properties are currently earning rental income but the site will be used for condominium development in the future.

In 2008, Dundee Realty invested $2.6 million in capital improvements at Arapahoe Basin in Colorado, mainly related to parking expansion and constructing a pedestrian tunnel to meet increased skier demand as a result of the Montezuma Bowl expansion.  Dundee Realty also incurred $0.3 million for capital improvements at the Bear Valley property in California.

Real Estate Debt
Real estate debt as at December 31, 2008 was $268.8 million (2007 - $211.5 million) including $85.4 million relating to a revolving term credit facility, with the balance divided among mortgages on revenue properties, land servicing loans, vendor take back financing of land purchases and housing construction loans. Debt is generally secured by charges on specific properties to which the debt relates.  As at December 31, 2008, $59.0 million (2007 - $38.9 million) of aggregate debt in our real estate segment is subject to a fixed, weighted average interest rate of 6.26% (2007 – 8.04%) and matures between 2009 and 2017.  Further, $209.8 million (2007 - $172.7 million) of real estate debt is subject to a weighted average variable interest rate of 4.29% (2007 – 6.30%) and matures between 2009 and 2018.

During 2008, Dundee Realty amended the terms of its revolving term credit facility with a Canadian chartered bank, increasing the amount available pursuant to the facility from $100 million to $150 million.  The facility bears interest at prime plus 0.625% or at corporate bankers’ acceptance rate plus 2.215%.  The facility is secured by a general security agreement and first charges against lots, parcels, as well as certain land held for development in Saskatoon, Regina, Calgary and Edmonton.  At December 31, 2008, Dundee Realty had drawn $121.1 million against its revolving term credit facility, including $35.7 million in the form of letters of credit.

Dundee Realty’s current revolving term credit facility is renewable on an annual basis.  There can be no assurance that the credit facility will be renewed under the same terms and conditions as the current credit facility.

Dundee REIT
Dundee REIT is an unincorporated, real estate investment trust and is a leading provider of high quality, affordable business premises with a focus on mid-sized urban and suburban office properties as well as industrial and prestige industrial properties.  The majority of Dundee REIT’s properties are located in western Canada.  At December 31, 2008, Dundee REIT had over 6.6 million square feet of leasable area of which approximately 75% was office-based and 25% was industrial space.

As at December 31, 2008, we owned 0.8 million Dundee REIT units and 3.5 million units of DPLP, representing a combined 21% interest in Dundee REIT.  In 2008, we disposed of 12,669 Dundee REIT units to settle the exchange feature on $0.4 million of our Exchangeable Debentures and realized a gain of $0.1 million.  In comparison, during 2007 we disposed of 1,863,594 units to settle the exchange feature on $55.4 million of Exchangeable Debentures and realized gains of $21.1 million.  Pursuant to the exchange feature of our debentures, we have an obligation to deliver up to a maximum of 320,840 of these units which, at December 31, 2008, had a value of $4.0 million.  We have pledged sufficient Dundee REIT units against this liability to fully satisfy any potential obligation.

Included in our equity earnings for the year ended December 31, 2008, is $1.5 million in earnings from our investment in Dundee REIT.  This compares with earnings from continuing operations of $15.9 million in 2007.  In addition, in the prior year we recognized earnings of $95.9 million, net of tax, in discontinued operations which represented our share of operating activities and the associated gain resulting from Dundee REIT’s transaction with GE (See “Sale of Portfolio Assets of Dundee REIT to GE Real Estate in 2007”).

DUNDEE CORPORATION

We received distributions from Dundee REIT of $8.4 million during 2008 compared with $14.7 million in 2007.  Approximately $3.9 million of these distributions were received in cash with the balance of $4.5 million being used to purchase additional units of Dundee REIT.

Sale of Portfolio Assets of Dundee REIT to GE Real Estate in 2007
On August 24, 2007, Dundee REIT completed the sale of certain properties (the “Eastern Portfolio”) to GE for aggregate consideration of $2.3 billion.  Dundee REIT continues to own a portfolio of office and industrial properties, primarily in western Canada (the “Western Portfolio”).  On closing, Dundee REIT received cash of approximately $1.5 billion, which was subsequently utilized to redeem approximately 29.9 million outstanding Dundee REIT units.  In connection with the transaction, GE acquired approximately 3.5 million Dundee REIT units, giving GE an approximate 16% interest in Dundee REIT.

The Company elected to redeem 58% of its interest in Dundee REIT pursuant to the transaction.  In the third quarter of 2007, the Company tendered 3,873,594 Dundee REIT units for redemption and received cash proceeds of $184.0 million.  As the Company tendered less than its proportionate share of Dundee REIT units relative to other unitholders, the Company’s interest in Dundee REIT increased from approximately 15% immediately prior to the transaction to approximately 18% immediately thereafter.  As our interest increased as a result of this transaction, we did not recognize a gain on the redemption of units.  Rather, the aggregate redemption proceeds have been applied as a reduction to the carrying value of the Company’s investment in Dundee REIT.

Dundee REIT reported a gain from discontinued operations in respect of the sale of the Eastern Portfolio.  Our share of the gain, net of expected taxes, has been presented separately as share of earnings of discontinued operations of Dundee REIT.

RESOURCES SEGMENT

The net loss in the resources segment for the year ended December 31, 2008 was $191.8 million compared to earnings of $7.8 million in 2007.  Losses from equity accounted investments were $37.2 million in 2008 compared with earnings of $13.9 million in 2007.  In addition, our resources segment was impacted by a fair value adjustment against the carrying value of our resource-based investments of $149.5 million, including $114.2 million against the carrying value of our equity-accounted investments.

Eurogas Corporation

Spanish Oil And Gas Projects
Eurogas' 73.7% owned subsidiary, Castor UGS Limited Partnership (“CLP”), holds a 33% interest in the Castor Exploration Permit through its investment in Escal, giving Eurogas an effective interest of 24.6% in the Castor UGS Project.  The Castor Exploration Permit covers the abandoned Amposta Oilfield, which will be utilized by Escal for its underground gas storage project (“Castor UGS Project”).

Business Reorganization of Escal
On December 20, 2007, CLP entered into agreements with ACS Servicios Comunicaciones y Energia, S.L. (“ACS”) and Enagas, S.A. (the “ACS Transaction”) pursuant to which Escal issued shares to ACS for cash proceeds of $5.1 million such that ACS increased its ownership in Escal from 5% to 66.67%, reducing CLP’s interest to 33.33% from 95%.  The completion of the ACS Transaction was conditional on receipt of the Castor UGS Project development concession that was received on May 16, 2008, at which time Eurogas deconsolidated the various assets and liabilities of Escal previously included in its consolidated financial statements and recorded an equity investment in Escal.  Our results in 2008 include a dilution loss of $5 million on the deconsolidation of Escal.

Under the terms of the ACS Transaction, ACS agreed that it would repay to CLP most of the amounts it previously invested in the Castor UGS Project.  As at December 31, 2008, CLP had received $41.1 million (€25.7 million) pursuant to this agreement.  Subsequent to December 31, 2008, CLP received a further payment in the amount of $2.3 million (€1.4 million), which is the full amount CLP expects to receive at this time.  CLP may receive further amounts up to a maximum of $4.1 million (€2.6 million), at a future date, should some or all of the expenditures associated with those investments be recognized for remuneration within the Castor UGS Project.

DUNDEE CORPORATION

In 2007, Eurogas had funded the CLP non-controlling limited partners’ portion of a $28 million cash call in respect of the funding of the Castor UGS Project prior to the ACS Transaction, by way of demand secured promissory notes receivable with a value of $7.4 million.  The notes were secured by a pledge of each of the respective partners’ interests in CLP.  During 2008, and following receipt of proceeds pursuant to the ACS Transaction, CLP completed a cash distribution to all of its limited partners in an amount sufficient to repay amounts previously outstanding pursuant to these demand secured notes receivable and the demand secured notes receivable were cancelled.

In accordance with the terms of the ACS Transaction, ACS is responsible for providing equity and arranging project financing for the Castor UGS Project, including providing all guarantees that may be required, from the day it became a majority shareholder of Escal through to the inclusion of the underground storage facility into the Spanish gas system.

Tunisian Oil And Gas Projects

Business Reorganization of Eurogas International Inc.
On August 5, 2008, Eurogas completed a restructuring plan that distributed 100% of its common share interest in EII as a dividend-in-kind to shareholders of Eurogas (the “Restructuring”), such that each shareholder of Eurogas received one newly issued common share of EII for every five shares of Eurogas held.  The newly issued common shares of EII distributed were placed in escrow for the benefit of shareholders of Eurogas, pending a public listing of EII common shares.

Prior to the Restructuring, Eurogas exchanged its previous interest in the common shares of EII for 32,150,000 newly issued Series A Preference Shares and 31,143,635 newly issued common shares of EII that were then distributed.  Eurogas continues to hold the Series A Preference Shares which pay a fixed preferential cumulative dividend of 4% per annum and have a redemption value of $32.1 million.  On March 27, 2009 the Canadian National Stock Exchange (“CNSX”) approved the listing of EII shares.

Agreement with Delta Hydrocarbons B.V.
On April 8, 2008, EII and Atlas Petroleum Exploration Worldwide Ltd. (“APEX”), its operating partner, announced that they had entered into a series of agreements (the “Delta Agreements”) with Amsterdam based Delta Hydrocarbons B.V. (“Delta”) whereby Delta acquired a 50% interest in the Sfax Permit and the Ras El Besh Concession (the “Joint Venture”) and a 50% interest in Innovative Production Services, Ltd. (“IPS”) in exchange for the expenditure by Delta of an aggregate of US$125 million.  Delta’s required spending included a cash payment to EII and APEX and funding Delta’s, as well as EII’s and APEX’s share of future Joint Venture and IPS expenditures, including future drilling, exploration and development costs and the acquisition of facilities as and when required to a maximum of US$125 million (the “Umbrella Agreement”).  The Umbrella Agreement provides for the payment of US$80 million towards the Joint Venture work program and US$45 million towards activities of IPS.  Spending may be redirected to either program, with the consent of all Joint Venture partners.  If Delta does not fulfill its spending commitment, the 50% participating interest that was assigned to Delta is subject to reversal and EII’s and APEX’s interest in the Joint Venture and IPS will revert to 45% and 55%, respectively.   The agreement received all regulatory approvals.

The 2009 work program and a US$12.8 million budget on the Joint Venture have been approved, subject to technical agreement between the Joint Venture partners.  The budget also includes US$1 million to acquire onshore lands from which the Salloum appraisal well could be drilled.  IPS plans to spend additional funds to renovate and upgrade an oil and production platform that it originally acquired for US$2.4 million and then transport it to Tunisia.  It is estimated that the total cost to IPS for purchasing and upgrading the platform would be approximately US$18 million, with a total of US$14.1 million having been spent to February 2009.

Recent Developments
To date, Delta has expended a total of US$109.8 million, including US$79.2 million on the work program and US$30.6 million on the IPS Program.  Of this amount, approximately US$11.2 million was paid to EII, representing reimbursement of previously incurred costs.

DUNDEE CORPORATION

On January 27, 2009, Delta notified EII and APEX of its desire to market its participating interest under these farmout arrangements.  Under the terms of the joint operating agreement, EII has a right of first offer, and together with APEX, responded with a settlement offer on February 26, 2009.  Discussions are underway between the Joint Venture partners.  Depending on the outcome of the discussions, Delta’s interest in the Joint Venture may be reversed and EII’s interest in the Joint Venture and IPS may revert to 45%.  If reversed, EII would be responsible for 45% of future expenditures, including expenditures related to the 2009 work program, IPS activities, and reclamation costs.

Upon completion of drilling and testing the REB-3 well, the Joint Venture partners requested and received approval from the Tunisian government to temporarily suspend the well and release the drilling rig, both of which were done.  Agreement by the Tunisian government was subject to the re-interpretation and remapping of seismic data.  The well must be abandoned or re-entered by April 23, 2009.  The operator is planning to request an extension from the Tunisian government to complete the seismic work after which the Joint Venture partners will decide to either re-enter or abandon the well.  In the event of abandonment, the estimated aggregate cost to the Joint Venture is estimated at between US$6 million to US$10 million.  If the decision is made to abandon the well, the Joint Venture partners may have to adjust the 2009 work program and budget accordingly.

Expiry of Farmout Option Agreement with Anadarko Petroleum Corporation (“Anadarko”)

EII and APEX had entered into a farmout option agreement with Anadarko in May 2006 pursuant to which Anadarko acquired a 520 km2 3-D seismic survey for $15.5 million.  Anadarko did not elect to proceed under the terms of the farmout option agreement by April 1, 2008 and accordingly, forfeited all rights to conduct work or receive any interest in the farmout areas.

Working Capital

Eurogas’ working capital increased to $80.9 million as at December 31, 2008 from $2.9 million as at December 31, 2007.  The increase in working capital includes the receipt of $29.4 million pursuant to the completion of a rights offering on April 24, 2008, $11.2 million as repayment of past expenditures on the Tunisian program pursuant to the farmout agreement with Delta, and $41.1 million in loans to Escal recognized on deconsolidation of Escal and partially repaid to Eurogas as part of the completion of the ACS Transaction.

Included in working capital at December 31, 2008, are cash and short term deposits of $2.4 million (2007 - $1.2 million) and a portfolio of investments, including discounted notes and guaranteed investment certificates which have been issued by a Canadian Schedule I chartered bank, with a market value of $75.5 million (2007- $nil).  These investments have been classified and are being reported as trading securities in these consolidated financial statements.

Resource Based Equity Accounted Investees

Breakwater Resources Ltd.
Breakwater is a mining, exploration and development company which produces zinc, copper, lead and gold concentrates with operations in Canada, Chile and Honduras.  Breakwater reported a net loss of $88.3 million on gross revenues of $398.1 million compared with net earnings of $23.4 million on gross revenues of $404.3 million in 2007.  The decrease is primarily due to a write-down of mineral properties and fixed assets at its Myra Falls and Mochito properties of $25.3 million and $8.3 million, respectively, and the associated income tax provision due to write downs of future income tax assets. Lower gross sales revenue due to a substantial decrease in the realized prices of zinc, copper and lead, coupled with increases in marketing and direct operating costs further contributed to a decrease in net earnings.

Gross sales revenue from the sale of zinc, copper, lead, silver and gold concentrates decreased by $6.2 million or 2% to $398.1 million in 2008, despite an increase in concentrate sold of 42%. Gross sales were more than offset by decreases in the realized prices of zinc, copper and lead respectively.  Direct operating costs increased by $68.2 million to $229.8 million primarily due to increased concentrate sales and higher costs of fuel, labour and supplies.

DUNDEE CORPORATION

At December 31, 2008, Breakwater had working capital of $29.2 million compared with $82.6 million at December 31, 2007.  Earnings in Breakwater are sensitive to operating performance, metal prices, smelter treatment changes and the U.S. foreign exchange rate.

For the majority of 2008, Breakwater’s concentrate production was derived from two mines located in Canada, one each in British Columbia (Myra Falls) and Quebec (Langlois); and a mine located in each of Chile (Toqui) and Honduras (Mochito).  The Langlois mine began production in November 2006 and commenced commercial production for accounting purposes on July 1, 2007.  On October 28, 2008, Breakwater announced the temporary suspension of operations at both Langlois and Myra Falls.

This decision was precipitated by the decline in commodity prices and the general deterioration of the economic outlook globally, which mitigated the overall operational improvements in production and costs at both mines.  At Langlois, the temporary cessation of operations took full effect by November 2, 2008.  At Myra Falls, results of exploration activities caused Breakwater to operate on a reduced scale with a smaller workforce. The Langlois mine was placed on care and maintenance effective November 2, 2008.  Production may only resume at the Langlois mine and return to prior levels at the Myra Falls mine if zinc prices significantly increase.

Subsequent to December 31, 2008, Breakwater filed a preliminary short form prospectus in connection with a proposed marketed public offering of a minimum of $20 million of common shares of Breakwater. The number of common shares to be distributed and the price per common share will be determined at the time of pricing and the completion of the transaction is subject to various market risks.

Breakwater intends to use the net proceeds of the offering to pay trade creditors, customers and restructuring fees, with the balance available for general corporate purposes.  Dundee Corporation has advised Breakwater of its intention to purchase common shares under the offering to maintain its approximate pro rata ownership interest in Breakwater, conditional on a successful financing of $20 million.

During 2008, Dundee Corporation purchased 5 million shares of Breakwater in the open market for $2.9 million.  We continue to own approximately 113.0 million shares, representing a 25% interest.  Included in our equity earnings for the year ended December 31, 2008 is a loss of $21.6 million, representing our share of losses in Breakwater for this period.  Offsetting these losses is a dilution gain of $3.1 million following the issuance of common shares by Breakwater.  By comparison, we recognized $6.2 million of earnings in 2007 from our investment in Breakwater.

Based on current commodity prices and projected production for 2009, cash generated from operations would not be sufficient to fund Breakwater’s operations.  However, it is believed that cash on hand and the net proceeds of the offering, if completed, will be sufficient to fund their operations in 2009 at current commodity prices and operating expenses.  Should commodity prices realized by Breakwater in 2010 not increase above current market prices, it may be required to generate funds from other sources, including the sale of assets, the sale of royalties and/or the issue and sale of equity or debt securities.  In addition, it may be required to reduce operations at certain mines. In light of these circumstances, we recorded a negative adjustment of $56.1 million against our investment in Breakwater such that we are carrying this investment at $13.6 million at December 31, 2008.

Dundee Precious Metals Inc. (“Dundee Precious”)
Dundee Precious is a mining, exploration and development company which produces gold, copper and gold concentrates, with operations in Bulgaria and Armenia and exploration programs in Bulgaria, Serbia, Armenia and Canada.  During the year ended December 31, 2008, Dundee Precious reported a net loss of $79.2 million compared with earnings of $15.4 million in 2007. The significant decrease in earnings was mainly due to a property impairment provision of $47.0 million to write down the carrying value of the Back River project, as well as increased losses from mining operations.

DUNDEE CORPORATION

Gross losses from mining operations were $4.6 million during 2008 compared with a gross profit of $40.0 million in 2007.  The decrease in gross profits from operations was due to lower deliveries of concentrates, unfavourable marked-to-market adjustments relating to the open positions of provisionally priced sales as a result of the significant decrease in copper prices in 2008, and higher production costs at the Deno Gold and Chelopech locations.  In addition, Dundee Precious reported investment income of $23.0 million in 2008 compared with $39.7 million in 2007.  The reduction reflects lower net realized gains on sales of investments, partially offset by lower investment write-downs.  Net realized gains on sales of investments totalled $28.1 million in 2008 compared to net realized gains on sales of investments of $53.7 million in 2007.

Pursuant to a memorandum of understanding with the Bulgarian government signed in July 2008, the Bulgarian government will own a 25% interest in a yet to be formed joint stock company that will construct, own and operate the Chelopech Facility, designed to process the Chelopech copper/gold concentrate into finished metals.  Chelopech has also agreed to pay a higher royalty in accordance with the Bulgarian Ordinance on Royalty Computation for all metals that can be mined economically and to provide a financial guarantee for environmental closure and rehabilitation costs for the Chelopech mine.

In response to adverse economic conditions, Dundee Precious announced that steps were being taken to reduce, eliminate and/or defer all non-critical expenditures and to potentially dispose of certain of its exploration assets.  While operations in the Chelopech mining facilities will continue their normal course, Dundee Precious temporarily suspended operations at Deno Gold in November 2008.  Dundee Precious also ceased all exploration and drilling activities on its Armenian and Serbian properties and at its Back River project in the fourth quarter of 2008.

During this same period, Dundee Precious entered into discussions surrounding strategic opportunities for the advancement of the Back River project.  On March 30, 2009, Dundee Precious announced that it had reached an agreement to sell its Back River project to Sabina Silver Corporation (“Sabina”) in exchange for $7.0 million in cash and shares and warrants of Sabina representing an approximate 19% interest.   The transaction with Sabina is subject to various conditions, including stock exchange approval and approval of shareholders, as may be required.

During the last quarter of 2008, Dundee Precious successfully completed an equity offering that raised net proceeds of $77.2 million.  Dundee Corporation purchased 6.8 million common shares and 3.4 million purchase warrants for $15.3 million under the offering.  The purchase warrants give the holder the right to purchase one common share of the company at a price of $3.25 per share until November 20, 2015.

During 2008, we recorded equity losses of $17.9 million in respect of our investment in Dundee Precious.  In 2007, we had recorded earnings of $3.5 million.  At December 31, 2008, we held approximately 19.4 million shares and 3.9 million warrants of Dundee Precious with an aggregate market value of $29.1 million, representing a 20% interest.

As at December 31, 2008, the market value of our interest in Dundee Precious was below our carrying value.  In accordance with accounting guidelines, we recorded a negative adjustment of $54.1 million against our carrying value.

Other Investments in Dundee Resources

Odyssey Resources Ltd. – Odyssey is a Canadian-based junior exploration company whose focus has been in Morocco and Turkey.  As at December 31, 2008, we held 11.4 million shares of Odyssey with a market value of $1.3 million, representing a 43% interest.  Our share of losses from our investment in Odyssey were $0.4 million in 2008, and in addition, we recorded an adjustment of $0.9 million against our carrying value of $2.8 million.  At December 31, 2008, the trading value of our investment in Odyssey was $1.3 million.

Valdez Gold Corporation – Valdez’ business is the acquisition, exploration and subsequent development of mineral resource properties in Mexico, including the Los Jarros and Jarros Norte properties in the province of Chihuahua, as well as other geologically attractive countries with stable political and investment climates.  As at December 31, 2008, we held 26.5 million shares of Valdez with a market value of $2.1 million, representing a 33% interest.  During 2008 and 2007, we realized a small loss in respect of our share of earnings from this investment.

DUNDEE CORPORATION

Corona Gold Corporation – Corona is a resource-focused exploration, development and investment company.  At December 31, 2008, we held approximately 5.0 million shares of Corona with a market value of $1.5 million representing a 26% interest.  We recorded a loss in 2008 of $0.3 million (2007 – $4.3 million) representing our share of losses incurred by Corona.  In addition, we reduced our carrying value by $3.0 million, to $1.5 million.

OTHER INVESTMENTS AND CORPORATE COSTS

Income from Corporate Investments
Dundee Corporation owns several other public and private investments in a variety of industry sectors.  Revenues from these investments include net realized gains on sales of investments and dividend and interest income.  Gains and losses on investments are not recognized in earnings until realized, although provisions for impairment in value are made when deemed appropriate.  Unrealized gains and losses on securities designated as AFS are recorded as a component of OCI.

Selling, General and Administrative
Generally, head office costs, including costs associated with corporate governance and related public company costs, are accumulated and reported as head office costs and are not allocated to other operating segments.  These costs were $10.9 million and $12.2 million in 2008 and 2007, respectively.

Corporate Interest Expense
Corporate interest expense was $9.5 million in 2008 compared with $13.6 million in 2007.  The decrease is primarily a function of the reduction in the average outstanding balance of the Company’s Exchangeable Debentures over the year.

OTHER CONSOLIDATED BALANCES AND CAPITAL STRUCTURE

Goodwill and Other Intangible Assets

(in thousands of dollars)
		Investment	Institutional
		Management	Management	Funds under	Customer
	Goodwill	Contracts	Contracts	Administration	Relationships	TOTAL
Balance, December 31, 2006	$347,801	$71,377	$-	$15,624	$5,874	$440,676
Business acquisitions	843	218	-	-	-	1,061
Allocation of step purchase fair value increase	63,184	203,150	-	-	-	266,334
Amortization	-	-	-	(1,302)	(1,330)	(2,632)
Balance, December 31, 2007	$411,828	$274,745	$-	$14,322	$4,544	$705,439
Business acquisitions	7,691	-	16,417	-	-	24,108
Sale of subsidiary	(25,314)	(218)	-	(3,560)	-	(29,092)
Allocation of step purchase fair value increase	(18,238)	62,021	-	-	-	43,783
Amortization	-	-	(821)	(1,302)	(1,331)	(3,454)
Balance, December 31, 2008	$375,967	$336,548	$15,596	$9,460	$3,213	$740,784

During 2008, DundeeWealth acquired Aurion and BHR which, together, resulted in an increase of $7.7 million in goodwill and $16.4 million in institutional management contracts.  The institutional management contracts will be amortized over their estimated useful life of ten years.  The disposition of DundeeWealth’s Quebec-based mutual fund dealer and insurance distribution operations included a disposition of $25.3 million in goodwill and $3.6 million in funds under administration.

Step Acquisitions in DundeeWealth
The remaining increase in the carrying value of the investment management contract and the associated reduction in goodwill resulted from the step acquisition in DundeeWealth as discussed under “Step Acquisitions of DundeeWealth”.

DUNDEE CORPORATION

6,000,000 5.00% Cumulative Redeemable First Preference Shares, Series 1 (“Series 1 Shares”)
On June 28, 2006, we completed a public offering of 6 million Series 1 Shares.  The Series 1 Shares are generally non-voting except in limited circumstances and they entitle the holder to a fixed preferential cumulative dividend at the rate of 5% per annum, payable quarterly.

The terms of the Series 1 Shares permit us to redeem the shares at any time after June 30, 2006 at a redemption price that declines over time, starting at $27.25 per Series 1 Share if the shares are redeemed prior to June 30, 2007, to $25.00 per share if the Series 1 Shares are redeemed after June 30, 2015 (the “Redemption Price Schedule”).  We also have the right to convert the Series 1 Shares to Subordinate Shares on the basis of one Series 1 Share for that number of Subordinate Shares that is equal to the redemption price in accordance with the Redemption Price Schedule divided by the current market price of the Subordinate Shares, determined in accordance with a formula.  We may also repurchase the Series 1 Shares for cancellation, either in the open market or through a private transaction.  The Series 1 Shares are retractable by shareholders after June 30, 2016 at a price of $25.00 per Series 1 Share.

In accordance with Canadian GAAP, certain terms of the Series 1 Shares require that they be classified as debt rather than equity.  Accordingly, dividends on the Series 1 Shares are included as interest expense on the consolidated statement of operations on an accrual basis.

Corporate Debt

(in thousands of dollars)
	$9.5 million	Revolving Term Credit Facilities			Real
	Exchangeable	$150 million	$500 million	$150 million	Estate
	Debentures	Corporate	Subsidiary's	Subsidiary's	Debt	TOTAL
Balance, December 31, 2007	$10,809	$5,737	$127,655	$59,047	$152,466	$355,714
Conversion of exchangeable debentures	(377)	-	-	-	-	(377)
Revolving term credit facilities	-	76,223	41,951	26,361	-	144,535
Changes in real estate debt	-	-	-	-	30,899	30,899
Unrealized revaluation adjustment	(1,314)	-	-	-	-	(1,314)
Other	50	-	-	-	-	50
Balance, December 31, 2008	$9,168	$81,960	$169,606	$85,408	$183,365	$529,507

Revolving Term Credit Facilities ─ During the third quarter, the Company renewed its $150 million revolving term credit facility with a Canadian chartered bank, extending the expiry date to September 9, 2009.  The credit facility continues to provide for a tiered interest rate structure based on the Company’s public debt rating.  Based on the Company’s current debt rating, draws on the credit facility bear interest, at the Company’s option, at a Canadian chartered bank’s prime lending rate plus 0.25% or Corporate Banker’s Acceptance rate plus 1.25%.  The Company is subject to a standby fee of 0.375% on unused amounts under the facility.  In addition, the renewed credit facility no longer requires that we pledge common shares of DundeeWealth as security against amounts borrowed.  As at December 31, 2008, the Company had borrowed $82.0 million pursuant to the credit facility.

The credit facility provided to the Company is subject to renewal annually.  There can be no assurance that the credit facility will be renewed on September 9, 2009 under the same terms and conditions as provided in the current credit facility.

5.85% Exchangeable Unsecured Subordinated Debentures ─ On June 22, 2005, the Company issued 5.85% exchangeable unsecured subordinated debentures (“Exchangeable Debentures”), which mature on June 30, 2015.  Each $1,000 Exchangeable Debenture can be exchanged, at the option of the holder, for 33.6134 units of Dundee REIT, subject to certain conditions.  This represents an exchange price of $29.75 per Dundee REIT unit.  At December 31, 2008, approximately $9.5 million remained outstanding pursuant to these Exchangeable Debentures.  We have placed sufficient units into escrow to satisfy any potential obligation pursuant to the Exchangeable Debentures.  Interest on the Exchangeable Debentures is paid semi-annually on June 30 and December 31 of each year.

DUNDEE CORPORATION

During  2008, holders of Exchangeable Debentures exercised the conversion feature on $0.4 million of debt.  We released 12,669 Dundee REIT units in satisfaction of the conversion feature, recognizing an associated gain on the disposition of the Dundee REIT units of approximately $0.05 million.

Debt of our Subsidiaries
A more detailed discussion of corporate debt in each of our business segments is discussed under “Segmented Results of Operations – Changes in Financial Condition” in respect of each of our business segments.

Future Income Tax Liabilities
Our net future income tax liability at December 31, 2008 was $3.0 million which represents future income tax assets of $212.4 million offset by future income tax liabilities of $215.4 million, as compared to a net future income tax liability of $134.9 million in 2007.  Of the significant decrease in net future income tax liabilities, $113 million can be attributed to the recognition by the Company of other-than-temporary impairments in respect of its investment portfolio.  Details of the components of the Company’s future income tax assets and future income tax liabilities are included in note 20 to the 2008 Audited Consolidated Financial Statements.

Future income tax liabilities in respect of the wealth management segment include $101.9 million (2007 – $79.2 million) relating to investment management contracts acquired in business combinations and $73.8 million associated with deferred sales commissions (2007 – $67.2 million).

Included in future income tax assets at December 31, 2008, is $171.0 million (2007 – $66.5 million) representing the Company’s estimate of the benefit realizable from tax loss carry forwards.  The realized benefit from these tax loss carry forwards at December 31, 2008 is based on aggregate losses of $633.7 million (2007 – $291.2 million), net of valuation allowances of $46.9 million (2007 – $63.4 million).  As the majority of these losses were incurred in recent years, we are subject to a 20-year carry forward period over which we may realize the benefit of these losses.

Non-Controlling Interest

Non-controlling interest decreased during 2008 to $615.1 million from $726.4 million at the end of 2007.

(in millions of dollars)
	Dundee		Dundee
	Wealth	Eurogas	Realty	TOTAL
Balance, December 31, 2007	$648.5	$52.7	$25.2	$726.4
Business acquisition	12.6	(5.1)	-	7.5
Net income	(95.9)	(0.9)	22.6	(74.2)
Other comprehensive income	2.3	0.4	1.2	3.9
Cash distributions/dividends	(6.1)	(10.1)	-	(16.2)
Public offerings of shares of subsidiaries	-	10.9	-	10.9
Other transactions*	(45.4)	0.8	1.4	(43.2)
Balance, December 31, 2008	$516.0	$48.7	$50.4	$615.1

*	Included in other transactions for DundeeWealth is the effect of the step acquisitions completed during 2008 (See “Step Acquisitions in DundeeWealth”).

Share Capital
As at December 31, 2008, there were 71,139,788 Class A subordinate shares and 3,119,788 Class B common shares outstanding. During 2008, we issued 275,000 Class A subordinate shares on the exercise of options at an average price of $7.39 per share.  As at December 31, 2008, we had granted 3,559,644 options with a weighted average exercise price of $6.63 of which 3,268,644 options were exercisable, as holders had met the vesting criteria.  As at March 31, 2009, there were 71,119,088 Class A subordinate shares and 3,119,788 Class B common shares outstanding.

DUNDEE CORPORATION

Pursuant to a normal course issuer bid, the Company acquired 1,598,911 Class A subordinate voting shares for cancellation at an aggregate cost of $20.4 million.  Subsequent to December 31, 2008, we acquired a further 260,700 Class A subordinate voting shares pursuant to this arrangement at a cost of $1.1 million.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Significant Sources and Uses of Cash and Cash Equivalents
As at December 31, 2008, cash and cash equivalents were $167.6 million compared with $126.9 million at December 31, 2007.  We incurred net cash inflows from continuing operations during the current year of $40.5 million.

Significant cash flows during 2008 are as follows:

Significant Cash Flows from Operating Activities
✓
The effect of changes in client account balances and securities owned and sold short will vary significantly on a day-to-day basis as previously noted.  These changes will cause movements in cash in our operating subsidiaries.  Changes in cash resulting from these types of transactions may not necessarily reflect any meaningful change in our own financial position, or that of DundeeWealth.  During 2008, variations in these balances resulted in net cash inflows of $53.7 million (2007 – $47.7 million cash outflows).

✓
Bank indebtedness, which reflects the use of DundeeWealth’s brokerage subsidiary’s call loan facilities may also vary significantly on a period by period basis.  During 2008, changes in call loan balances generated cash outflows of $43.1 million (2007 – $6.5 million).

✓
Dundee Realty generated cash of $29.0 million in respect of the development of land, housing and condominium inventory.  In 2007, these real estate activities required cash of approximately $17.6 million.

✓
Changes in working capital of our real estate segment are project driven and cash flows may be dependent on the period in which a development project is undertaken, completed, or sold.  In 2008, working capital requirements in our real estate division were $75.8 million (2007 - $9.6 million).

Significant Cash Flows from Investing Activities
✓
During the first quarter of 2008, we paid cash of $69.9 million to complete market purchases of DundeeWealth as discussed under “Step Acquisition of DundeeWealth”.  In the second quarter, we spent $19.3 million to acquire additional shares of Eurogas pursuant to a rights offering, and we spent a further $5.6 million in the third quarter to acquire Aurion and BHR.

✓	Gross additions of new AUM were $8.7 billion in 2008 (2007 – $7.3 billion). Sales commissions paid on these new AUM were $108.9 million (2007 – $100.7 million).
✓
During 2008, we invested $102.9 million (2007 – $714.0 million) in new investments or in acquiring an increased interest in existing investment portfolio positions.  Proceeds from sales of corporate investments were $116.6 million in 2008 (2007 – $268.2 million).

✓	Real estate acquisitions and development activities (other than for inventory referred to above) required cash of $30.0 million in the year ended December 31, 2008 compared with $18.2 million in 2007.

Significant Cash Flows from Financing Activities
✓	During 2008, we purchased 1,598,911 Class A subordinate shares for cancellation under our normal course issuer bid at an aggregate cost of $20.4 million.
✓	In 2008, DundeeWealth purchased its own common shares for cancellation under its normal course issuer bid at an aggregate cost of $22.8 million (2007 – $4.7 million).
✓	During 2008, DundeeWealth drew $42.0 million (2007 – $107.4 million) against its corporate revolving term credit facility.
✓	We drew $76.2 million against our own revolving term credit facility.
✓	Our subsidiaries paid dividends to shareholders and/or distributions to non-controlling limited partners of $7.7 million.

DUNDEE CORPORATION

Our main operating subsidiaries in the wealth management segment function in regulated environments and are therefore required to maintain levels of capital in liquid assets in accordance with regulatory requirements.  At December 31, 2008, regulated entities exceeded required levels, with working capital of $45.2 million (2007 – $115.4 million) in DundeeWealth’s investment management operations and excess regulatory capital of $64.2 million (2007 – $36.8 million) in its brokerage operations.  In the case of DundeeWealth’s brokerage operations, the amount of capital that exists within the regulated entity dictates the level of business operations within the securities firm, including margin lending, securities trading and corporate finance commitments.  Furthermore, DundeeWealth’s ability to transfer cash resources out of these regulated subsidiaries may be limited by the requirement to comply with these formulas.

Cash Requirements
The Company’s $150 million revolving term credit facility allows us to manage our cash flow requirements by not having to dispose of investments at an inopportune time.  At December 31, 2008, we had drawn an aggregate of $82.0 million pursuant to the terms of this credit facility.

On an ongoing and consolidated basis, the Company will require cash to support regulatory capital in its regulated subsidiaries, to support new business initiatives, to finance the sales commissions associated with new products, to develop our real estate inventory and our resource related properties, to purchase corporate investments, to meet the obligations under our other contractual commitments and to finance interest and dividend payments on our preferred shares and debt obligations.  The potential success of our business initiatives may necessitate increased capital beyond anticipated levels.

A recurring capital requirement within DundeeWealth is the financing required for mutual fund sales commissions, which DundeeWealth continues to fund internally, thereby permitting it to retain all of the management fees associated with the new assets and to benefit from the tax deduction associated with the commission expense.  From time to time, DundeeWealth elects to be a seed investor in new products which it launches.  As at December 31, 2008, DundeeWealth had approximately $330 million in unutilized borrowings under its bank credit facility.

As discussed above, DundeeWealth’s brokerage operations must comply with a regulatory capital formula.  The brokerage subsidiary will require additional capital if its operating levels increase, and also if it incurs significant losses or increases its exposures as determined by the capital formula.  For example, in periods of significant decline in equity values such as those experienced during the latter part of the third quarter, additional levels of capital may be required to support client lending in margin accounts.

Our real estate segment will require working capital to finance development of planned land and housing and condominiums projects.  The revolving term credit facility of $150 million in our real estate segment, provides us with increased flexibility to operate this business efficiently.

At December 31, 2008, Eurogas had cash resources of approximately $67.9 million, of which $65.5 million were invested in guaranteed investment certificates and discounted notes issued by a Canadian Schedule I Chartered bank.  EII had additional allocated cash reserves of $10 million.  EII may require cash to finance drilling of its property in Tunisia in order to retain its interest in the Joint Venture pursuant to the farmout agreement with Delta.  EII will only be required to fund expenditures once Delta’s commitment pursuant to the Delta agreement has been met.

We believe that our operating cash flows, combined with our available lines of credit, provide sufficient cash resources for the Company to conduct its operations for the foreseeable future.

DUNDEE CORPORATION

SEGMENTED RESULTS OF OPERATIONS
Three months ended December 31, 2008 compared with the three months ended December 31, 2007
(in thousands of dollars)						2008

	Wealth			Other Investments
For the three months ended December 31, 2008	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$94,068	$-	$-	$-	$-	$94,068
Redemption fees	5,127	-	-	-	-	5,127
Financial services	70,024	-	-	269	(270)	70,023
Banking interest income	-	-	-	-	-	-
Real estate revenues	-	186,438	-	-	-	186,438
Investment income	4,357	96	987	682	(2,302)	3,820
	173,576	186,534	987	951	(2,572)	359,476
EXPENSES
Selling, general and administrative	79,058	2,542	506	1,772	(269)	83,609
Variable compensation	52,546	-	-	-	-	52,546
Trailer service fees	26,759	-	-	-	-	26,759
Banking interest expense	-	-	-	-	-	-
Operating costs, real estate	-	138,455	-	-	-	138,455
	158,363	140,997	506	1,772	(269)	301,369
OPERATING EBITDA	15,213	45,537	481	(821)	(2,303)	58,107
Amortization of deferred sales commissions	21,570	-	-	-	-	21,570
Depreciation, depletion and amortization	5,312	970	20	475	-	6,777
Fair value adjustment of available-for-sale securities	-	-	-	-	-	-
Interest expense	7,216	2,530	993	3,334	(3,121)	10,952
Equity losses (earnings)	-	(373)	31,503	-	-	31,130
Fair value adjustments	117,181	-	149,533	4,751	-	271,465
Foreign exchange loss (gains)	11,556	-	(1,421)	77	-	10,212
Gain on exchangeable debentures	-	-	-	-	-	-
OPERATING EARNINGS (LOSS)
BEFORE UNDERNOTED ITEMS	(147,622)	42,410	(180,147)	(9,458)	818	(293,999)
Loss on sale of subsidiary	(17,679)	-	-	-	-	(17,679)
	-
Non-controlling interest	65,130	(14,459)	(819)	-	-	49,852
NET (LOSS) EARNINGS BEFORE NON-SEGMENTED ITEMS	(100,171)	27,951	(180,966)	(9,458)	818	(261,826)
Dilution gains						2,280
Income taxes						74,949
Net (loss) earnings from continuing operations	(100,171)	27,951	(180,966)	(9,458)	818	(184,597)
Earnings from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	-	-	-	-	-	-
Share of earnings of discontinued operations
of Dundee REIT, net of tax	-	-	-	-	-	-

NET (LOSS) EARNINGS FOR THE PERIOD	$(100,171)	$27,951	$(180,966)	$(9,458)	$818	$(184,597)

(in thousands of dollars)						2007

	Wealth			Other Investments
For the three months ended December 31, 2007	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$217,553	$-	$-	$-	$-	$217,553
Redemption fees	3,465	-	-	-	-	3,465
Financial services	95,537	-	350	987	(487)	96,387
Banking interest income	-	-	-	-	-	-
Real estate revenues	-	122,660	-	-	-	122,660
Investment income (loss)	7,950	4,873	536	6,258	(2,568)	17,049
	324,505	127,533	886	7,245	(3,055)	457,114
EXPENSES
Selling, general and administrative	97,421	1,727	1,867	3,104	(487)	103,632
Variable compensation	65,436	-	-	-	-	65,436
Trailer service fees	34,166	-	-	-	-	34,166
Banking interest expense	-	-	-	-	-	-
Operating costs, real estate	-	80,548	-	-	-	80,548
	197,023	82,275	1,867	3,104	(487)	283,782
OPERATING EBITDA	127,482	45,258	(981)	4,141	(2,568)	173,332
Amortization of deferred sales commissions	18,065	-	-	-	-	18,065
Depreciation, depletion and amortization	3,812	1,795	1	690	-	6,298
Interest expense	5,862	2,887	992	2,647	(3,386)	9,002
Equity losses (earnings)	-	(2,742)	6,632	-	-	3,890
Fair value adjustment of available-for-sale securities	37,607	-	-	-	-	37,607
Foreign exchange (gains) loss	(377)	-	(385)	30	-	(732)
Gain on exchangeable debentures	-	-	-	(1,944)	-	(1,944)
OPERATING EARNINGS (LOSS)
BEFORE UNDERNOTED ITEMS	62,513	43,318	(8,221)	2,718	818	101,146
Investment provision	-	-	-	-	-	-
Non-controlling interest	(26,389)	(4,262)	(4)	-	-	(30,655)
NET EARNINGS (LOSS) BEFORE NON-SEGMENTED ITEMS	36,124	39,056	(8,225)	2,718	818	70,491
Dilution gains						2,125
Income taxes						(21,559)
Net earnings (loss) from continuing operations	36,124	39,056	(8,225)	2,718	818	51,057
Earnings from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	(3,935)	-	-	-	-	(3,935)
Share of earnings of discontinued operations
of Dundee REIT, net of tax	-	689	-	-	-	689

NET (LOSS) EARNINGS FOR THE PERIOD	$32,189	$39,745	$(8,225)	$2,718	$818	$47,811

DUNDEE CORPORATION

QUARTERLY CONSOLIDATED RESULTS OF OPERATIONS

Three months ended December 31, 2008 compared with the three months ended December 31, 2007

The net loss in the fourth quarter of 2008 was $184.6 million, compared with net earnings of $47.8 million in the fourth quarter of 2007.

SEGMENTED EARNINGS INFORMATION FOR THE FOURTH QUARTER OF 2008

In the fourth quarter of 2008, our wealth management segment earned EBITDA of $15.2 million, but incurred a net loss from continuing operations of $100.2 million, after non-controlling interest.  This compares with EBITDA of $127.5 million and net earnings from continuing operations of $36.1 million, after non-controlling interest, in the fourth quarter of 2007.

DundeeWealth Inc.

During the fourth quarter of 2008, DundeeWealth recognized a $117.2 million fair value adjustment in the carrying value of AFS securities, which adversely affected the operating results of this business segment. This compares with $37.6 million in the fourth quarter of 2007.  The fourth quarter also includes a loss on divestiture of DundeeWealth’s network of Quebec-based advisors of $17.7 million, a foreign currency loss of $11.6 million and an increase in severance costs related to DundeeWealth’s integration plan launched in 2008.  Severance costs in the fourth quarter of 2008 were $11.0 million compared with severance costs of $2.7 million in the same period of 2007.

DundeeWealth recognized net performance fee revenue of $79.0 million in the fourth quarter of the prior year.  There was no performance fee revenue earned in the fourth quarter of the current year.

In the fourth quarter of 2008, market depreciation combined with net redemptions, resulted in DundeeWealth’s average AUM, excluding acquisitions, decreasing to $20.5 billion compared with $26.4 billion in the fourth quarter of 2007.  The decrease in average AUM resulted in a $25.6 million decrease in management fee revenues.  The average management fee rate earned on these assets decreased to 1.66% in the fourth quarter of 2008 from 1.73% in the same period of 2007, thereby reducing management fee revenue by a further $3.8 million.  The acquisitions of Aurion and BHR added $3.2 million in management fees on average AUM of $3.6 billion, resulting in total management fees earned in the quarter of $88.2 million.

Trailer service fee expense, before intercompany eliminations, decreased to $28.2 million in the fourth quarter of this year compared with $36.0 million in the fourth quarter of 2007, and is consistent with the decrease in average trailer fee paying AUM.

DundeeWealth’s financial segment generated gross margins of $23.1 million in the fourth quarter of 2008 compared with $38.2 million in the same period of 2007.  Reflecting a significant reduction in capital markets activities following continued market weakness, approximately 62% of gross margin in the fourth quarter of 2008 was generated by retail distribution activities.  SG&A costs in the fourth quarter of 2008 included $6.7 million of severance costs related to DundeeWealth’s integration efforts, compared with severance costs of $3.3 million in the same period of 2007.

Consistent with results experienced throughout 2008, retail commissions and trailer service fee revenues declined in the fourth quarter of 2008 compared with results in the fourth quarter of 2007.  The combination of reduced investor activity in financial markets during the quarter and the impact of current market declines on DundeeWealth’s AUA resulted in an overall decline in revenues of $22.9 million or 26% compared with the same period of 2007.

Variable compensation expense relating to retail distribution activities was $54.7 million in the fourth quarter of 2008 (2007 – $69.0 million), which resulted in a contribution margin of 21% (2007 – 26%).  The decrease in contribution margin is a result of an increased proportion of advisor revenues generating a higher compensation level due to greater prior year production levels which formed the basis of 2008 compensation levels.

DUNDEE CORPORATION

Aggregate revenues from capital markets activities were $17.6 million in the fourth quarter of 2008 compared with $23.7 million in the same period of the prior year.  DundeeWealth’s capital markets division experienced substantially lower than anticipated financing activity as well as trading losses.  This year over year decline is consistent with decreased market activity and reduced public offerings within the industry.

New issue and advisory revenue was $8.3 million in the fourth quarter of 2008, compared with $12.6 million earned in the same period of the previous year, a decline of 34%, consistent with industry results as discussed above.  In the three months ended December 31, 2008, Dundee Securities participated in 42 (2007 ─ 46) public and private new issue transactions, with the resources sector accounting for 67% of aggregate new issue revenue.  The industrial sector accounted for a further 24% of revenues in the fourth quarter of 2008, while deals in various other sectors, such as the real estate and biotechnology sectors, account for the remaining 9%.

Variable compensation expense relating to capital markets activities was $8.8 million in the fourth quarter of 2008 compared with $10.1 million in the comparable period of 2007.  This resulted in a gross margin on capital markets revenues of 50% in 2008 compared with a gross margin of 57% in 2007, reflecting the effect of departmental trading losses in the fourth quarter of 2008.

SG&A costs were $79.1 million in the fourth quarter of 2008 compared with $97.4 million in the fourth quarter of 2007.  Included in prior year SG&A expenses is approximately $16.8 million of expenses relating to performance fee arrangements.  There is no comparable expense in 2008.  In addition, during the fourth quarter of 2008, DundeeWealth accrued severance costs of approximately $11 million compared with severance costs of $2.7 million in the fourth quarter of 2007.  After adjusting for these items, SG&A expenses were $68.1 million in the fourth quarter of 2008 compared with $77.9 million in the fourth quarter of 2007.  The decrease reflects the initiative undertaken by DundeeWealth during 2008 to improve efficiencies.

Real Estate Segment

Land and housing operations in our real estate segment generated contribution margins of $46.0 million or 25.1% on revenues of $183.2 million in the fourth quarter of 2008.  This compares with margins of $40.0 million or 33.6% on revenues of $119.0 million in the fourth quarter of 2007.

(in thousands of dollars)
	Three months to December 31, 2008				Three months to December 31, 2007
Components of Real Estate Operations*	Revenue	Costs	Margin	% Margin	Revenue	Costs	Margin	% Margin
Revenue properties	$9,126	$7,408	$1,718	18.8%	$7,595	$7,040	$555	7.3%
Land	57,193	39,890	17,303	30.3%	73,146	43,936	29,210	39.9%
Housing and condominiums	115,279	89,863	25,416	22.0%	33,602	28,011	5,591	16.6%
Other	1,580	-	1,580	N/A	4,614	-	4,614	N/A
	$183,178	$137,161	$46,017	25.1%	$118,957	$78,987	$39,970	33.6%
*Excludes selling, general and administrative expenses, interest expense and depreciation and amortization

Revenue from land sales in the fourth quarter of 2008 was $57.2 million, generating operating profits of $17.3 million or 30.3%.  This compares with revenues of $73.1 million generating operating profits of $29.2 million or 39.9% in the same quarter of 2007.  Net operating profits have decreased mainly as a result of fewer lot and parcel sales in Saskatoon, Edmonton, Calgary and Toronto partially offset by increased lot and parcel sales in Regina and Edmonton.  The average margin decreased to 30.3% from 39.9% in the fourth quarter of 2007, primarily attributable to the sale of a 160-acre undeveloped land parcel in Calgary in 2007 at a significantly higher margin compared to sales of serviced land. Dundee Realty sold 152 lots at an average selling price of $86,000 per lot in 2008 compared to 502 lots at an average selling price of $115,000 per lot in 2007.  Excluding the impact of the sales of undeveloped lands, Dundee Realty sold 162 acres of multi-family and commercial land at an average selling price of $272,000 per acre in 2008 compared to 13 acres sold at an average selling price of $295,000 per acre in 2007.

DUNDEE CORPORATION

Revenue from revenue properties increased to $9.1 million in the fourth quarter from $7.6 million in the same period in 2007.  This growth generated operating profits of $1.7 million, representing a margin of 18.8% and an increase of $1.2 million over the same period in 2007.  The increase is mainly attributable to a tenant termination that occurred in the fourth quarter of 2007 at the Distillery Historic District in Toronto for which the space was re-leased and fully occupied in 2008.  Dundee Realty’s ski operations in Colorado contributed $0.5 million to operating profits, representing a decrease of 28% from the prior year reflecting higher operating expenses compounded by the appreciation of the US dollar.

Revenue from sales of housing and condominium units increased in the fourth quarter to $115.3 million from $33.6 million in the same period of 2007.  The increase is primarily attributable to the Pure Spirit project in Toronto reflecting the occupancy of 360 condominium units.  The remaining 23 units will be occupied in the first quarter of 2009 with condominium registration and closings scheduled for April 2009.  Housing operations in western Canada continued to achieve modest growth compared to 2007 that translated into a $1.6 million increase in operating profits, mainly as a result of strong demand and higher average selling prices.  Partially offsetting these improvements in the quarter are decreases related to housing operations in Toronto which had no sales in the quarter compared to 116 in the fourth quarter of 2007.  Housing operations in Saskatoon and Regina experienced steady demand resulting in margins increasing to 18.7% in 2008 from 11.6% in 2007.  During the fourth quarter of 2008, housing operations in western Canada sold 56 units at an average selling price of $298,000 per unit translating into a $3.1 million operating profit compared to $1.6 million profit in 2007 when 59 units were sold at an average selling price of $230,000 per unit.  At the end of 2008, there were 155 housing units in inventory of which 108 were pre-sold.

Management fee revenues decreased to $3.3 million and generated $2.0 million of operating profits representing a 60.3% operating margin. The $0.2 million decrease in operating profit from 2007 is due to a reduction in acquisition fees earned as DREAM did not complete any acquisitions on behalf of its clients in the fourth quarter of 2008.

Resources Segment
Operating EBITDA in our resources segment was $0.5 million in the fourth quarter of 2008 compared with a loss in EBITDA in the fourth quarter of 2007 of $1.0 million.  The change in earnings is due to a decrease in operating costs with respect to certain resource-based investments in the fourth quarter of 2008, as a result of actions taken to reduce costs and increase efficiency in response to current economic conditions.

As discussed previously, the global economy has resulted in significant difficulties for our resource-based equity accounted investees.  As a result, our share of losses from our resource-based equity accounted investments was $31.5 million in the fourth quarter of 2008 compared with losses of $6.6 million in the same period of 2007.  In addition, and as discussed previously, during the fourth quarter of 2008, we recognized a fair value adjustment of $149.5 million against the carrying values of our investments.

Breakwater
In the three months ended December 31, 2008, Breakwater incurred a net loss from mining activities of $53.5 million, which includes a write-down of mineral properties and fixed assets of $19.5 million, compared with $38.3 million in the fourth quarter of 2007.  Gross sales revenues were $100.1 million in the current quarter compared with $135.5 million in the fourth quarter of 2007.  While sales of concentrate increased by approximately 2%, this was offset by a substantially lower zinc price, and Breakwater experienced higher direct operating costs due to increased costs for fuel and labour.

Our share of the losses from our investment in Breakwater was $13.3 million in the fourth quarter of this year compared with losses of $8.4 million in the fourth quarter of 2007.

Dundee Precious
In the fourth quarter of 2008, Dundee Precious generated a net loss of $80.0 million compared with a loss of $9.5 million in the fourth quarter of 2007.  Margins from mining operations were a loss of $19.2 million in the current quarter compared with contribution margins from mining activities of $3.3 million in the fourth quarter of 2007. The loss from mining operations during the current quarter was primarily due to lower deliveries of concentrates, unfavourable marked-to-market adjustments relating to the open positions of provisionally priced concentrate sales and higher production costs at Deno Gold and Chelopech.

DUNDEE CORPORATION

Earnings in the current quarter reflect a property impairment provision of $48.8 million and investment losses of $5.8 million.  This compares with investment earnings of $8.3 million in the same period of last year, with a small property impairment provision of $0.2 million.

Our share of the losses from our investment in Dundee Precious was $17.7 million in the fourth quarter of 2008 compared with losses of $2.5 million in the fourth quarter of 2007.

CONSOLIDATED QUARTERLY RESULTS

(in thousands of dollars, except per share amounts)
	2008				2007
For the three months ended,	31-Dec	30-Sep	30-June	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar

Revenues	$359,476	$317,123	$284,042	$268,014	$457,114	$329,422	$311,692	$300,704
Dilution gain (loss)	2,280	2,673	(4,798)	423	2,125	74,127	3,263	57,076
Net (loss) earnings from
continuing operations	(184,597)	(1,916)	6,585	(16,333)	51,057	114,078	17,034	95,470

Gain (loss) from discontinued operations
of DundeeWealth (a)	-	-	-	69	(3,935)	(75,032)	1,422	(2,270)

Share of earnings of discontinued
operations of Dundee REIT (b)	-	-	-	-	689	93,063	1,074	1,083

Net (loss) earnings for the period	$(184,597)	$(1,916)	$6,585	$(16,264)	$47,811	$132,109	$19,530	$94,283

(Loss) earnings per share
Basic
Continuing operations	$(2.48)	$(0.03)	$0.09	$(0.22)	$0.68	$1.51	$0.23	$1.27
Discontinued operations	-	-	-	-	(0.05)	0.24	0.03	(0.02)
	$(2.48)	$(0.03)	$0.09	$(0.22)	$0.63	$1.75	$0.26	$1.25
Diluted
Continuing operations	$(2.48)	$(0.03)	$0.08	$(0.22)	$0.63	$1.33	$0.20	$1.21
Discontinued operations	-	-	-	-	(0.04)	0.30	0.03	(0.01)
	$(2.48)	$(0.03)	$0.08	$(0.22)	$0.59	$1.63	$0.23	$1.20
(a)	Net of tax and non-controlling interest
(b)	Net of tax

➢
The fourth quarter of 2008 includes a fair value depreciation adjustment, before non-controlling interest, of $271.5 million, including $100.0 million relating to DundeeWealth’s investments in CLOs, $114.2 million relating to certain of our equity accounted investments and $57.3 million relating to our AFS investments.

➢	The fourth quarter results include a loss on sale of a subsidiary of DundeeWealth, of $17.7 million, before non-controlling interest.
➢	Integration efforts implemented by DundeeWealth during 2008 resulted in severance costs of which $11.0 million were accrued in the fourth quarter of 2008.
➢
The first and third quarters of 2008 include a fair value depreciation adjustment, before non-controlling interest, of $75.9 million and $37.9 million, respectively, to DundeeWealth’s ABCP portfolio.  DundeeWealth had previously recognized a $37.6 million fair value depreciation adjustment, before non-controlling interest, in this portfolio during the fourth quarter of 2007 as well as a $57.6 million fair value adjustment in the third quarter of 2007, which was included in the loss from discontinued operations, net of non-controlling interest.

➢
Primarily as a result of the sale of portfolio assets of Dundee REIT to GE, the Company recorded equity earnings, net of tax, of $93.1 million in the third quarter of 2007.  These earnings represent the Company’s share of the gain recognized by Dundee REIT in respect of the transaction.  The operations and resulting gain on sale of the assets have been recorded as our share of earnings of discontinued operations of equity accounted investees.

➢
Also included in earnings during the third quarter of 2007 is a loss of $75.0 million, representing the discontinued operations and resulting loss on sale realized by DundeeWealth on the sale of Dundee Bank of Canada and other banking operations.  This loss from sale includes the $57.6 million fair value adjustment to DundeeWealth’s ABCP portfolio referred to above, net of taxes and non-controlling interest.

DUNDEE CORPORATION

➢
In the third quarter of 2007, we recorded a significant dilution gain of $74.1 million, primarily as a result of the issuance of equity by DundeeWealth to The Bank of Nova Scotia in that quarter.  A similar dilution gain of $55.7 million was recorded in the first quarter of 2007 in respect of shares issued by DundeeWealth on the acquisition of the non-controlling shareholder’s interest.

➢
Real estate operations are project driven.  Real estate revenue and associated real estate operating costs are only included in operations in periods where a development project is completed and sold.  Otherwise, these costs are deferred in real estate inventory.  This may also cause significant fluctuations in net operating earnings from period to period.

➢
Revenues in the fourth quarter of 2007 from our wealth management operations, include performance fee revenues.  These performance fee revenues are based on the market values of the underlying portfolio as at the respective year end, and accordingly, they are recorded as revenues only when such year end values have been finalized.  Fourth quarter investment management revenues in 2007 included performance fee revenues of $96.5 million.  Associated performance fee related expenses have also been incurred in this period.   There was no performance fee revenue earned in the fourth quarter of 2008.

➢
Consistent with activity in the wealth management industry, our brokerage and mutual fund dealer activities expect higher retail commissions and trailer service fee revenue in the first quarter of each year as this is the high-volume RRSP season.  However, in the first quarter of 2008, and consistent with general markets and industry activity, revenues were below those experienced in the first quarter of prior years.

➢
Investment income includes income earned from dispositions of our investment holdings.  Investment gains or losses are only recorded when we dispose of an investment and we therefore experience significant quarterly fluctuations in these amounts, depending on when we actually effect a disposition.

➢
Our share of earnings of equity accounted investees is included in net earnings for each quarter.  Earnings from each of our equity accounted investees and dilution gains and losses in investee companies may fluctuate significantly from period to period and may depend on market forces or other operating conditions that are not necessarily under our control.  During the third and fourth quarters of 2008, our resources segment experienced significant decreases in commodity prices and rising operating costs which had an adverse impact on our share of earnings.

➢	As discussed throughout this report, our results in the third and fourth quarters of 2008 were substantially impacted by significant global market declines.

CONTINGENCIES AND COMMITMENTS
Contingencies and commitments are detailed in note 24 to the 2008 Audited Consolidated Financial Statements.  The following table summarizes payments due for the next five years and thereafter in respect of our contractual obligations and the obligations of our subsidiaries.

(in thousands of dollars)
	Expected Payments Schedule
		2010 to	2012 to
	2009	2011	2013	Thereafter	TOTAL

5.85% Exchangeable Debentures	$-	$-	$-	$9,545	$9,545
Bank debt (note i)	167,368	-	169,606	-	336,974
Real estate debt	142,482	8,032	4,356	30,399	185,269
Lease and other commitments (note ii and iii)	34,901	22,864	16,958	54,648	129,371
Interest	15,072	10,059	6,017	3,877	35,025
	$359,823	$40,955	$196,937	$98,469	$696,184

(i)
In 2008, the Company renewed its revolving term credit facility, extending the maturity date to September 9, 2009.  On August 29, 2008, DundeeWealth renewed its $500.0 million revolving credit facility extending the expiry date to September 9, 2009, subject to a four year term-out.

(ii)
Operating lease obligations include minimum lease commitments to landlords, suppliers and service providers.  Several of these leases oblige the Company or its subsidiaries to pay additional amounts if usage or transaction activity exceeds specified levels. The Company does not have any capital leases.

(iii)
DundeeWealth has entered into compensation arrangements with certain employees and advisors that provide for the delivery of shares or other forms of compensation in the future, subject to vesting requirements as provided in the terms of each arrangement.  In addition to awards issued pursuant to DundeeWealth’s share incentive arrangements and other forms of stock based compensation as outlined in note 19 to the 2008 Audited Consolidated Financial Statements, DundeeWealth has commitments of approximately $12.2 million in future compensatory awards for employees.  This amount has been included as “lease and other commitments” in the table above.

DUNDEE CORPORATION

Wealth Management Segment

✓
In 2006, DundeeWealth entered into a lease of office space for 215,900 square feet in downtown Toronto, Ontario in order to consolidate the operations of its various business units in one location.  The lease commenced January 1, 2007 and has a minimum term of 15 years.  Future minimum lease payments, exclusive of any operating costs and realty taxes, are $77.2 million in aggregate and have been included in the table above.

✓
DundeeWealth has established share incentive plans for its employees, officers, financial advisors and directors and those of its subsidiaries.  DundeeWealth has granted stock based compensation pursuant to these arrangements, with the issuance of such shares being contingent on certain conditions.  The conditions that must be met vary from grant to grant, but are generally designed to encourage the retention of employees and financial advisors over time, and/or to reward the attaining of certain predetermined performance criteria.  The potentially dilutive effect of issuing these shares has been factored into the determination of diluted earnings per share.  These future issuances are not reflected in the above table.

✓
As part of the transaction with The Bank of Nova Scotia in August 2007, pursuant to which DundeeWealth sold its interest in Dundee Bank of Canada and The Bank of Nova Scotia subscribed for an approximate 18% interest in DundeeWealth, we entered into a shareholders’ agreement with The Bank of Nova Scotia outlining our respective rights and interests as shareholders of DundeeWealth.  The shareholders’ agreement includes matters relating to the purchase of shares, board representation, rights of first offer and matching offers in the event a shareholder wishes to dispose of their interest.  In specific circumstances, should we dispose of our share in DundeeWealth to a third party, The Bank of Nova Scotia may be entitled to a fee payable by DundeeWealth in an amount of between $20 million and $40 million.

Real Estate Segment

Ö
Dundee Realty has commitments under land purchase agreements totalling $2.8 million as at December 31, 2008 (2007 - $11.6 million) which will become payable in future periods upon the satisfaction of certain conditions pursuant to such agreements.  Estimated costs to complete land and housing and condominium projects which have not been accrued at December 31, 2008 were $8.3 million (2007 - $5.8 million).  This future commitment has not been included in the above table.

Ö
The Company has entered into a shareholders’ agreement with the non-controlling shareholder of Dundee Realty pursuant to which the company agreed to repurchase the non-controlling shareholder’s shares in certain circumstances at fair market value at the time of purchase.

Ö
Dundee Realty has commitments under a wind turbine purchase agreement through its joint venture investment in a windmill development project for $10.5 million which will become payable upon delivery and installation of certain equipment.

Resources Segment

Ö
Subsequent to the year end, on January 19, 2009 the Tunisian Hydrocarbon Committee approved a two-year extension on the Sfax Exploration Permit which will extend the primary term to December 8, 2011.  The extension requires that Eurogas commit to the drilling of  one new exploration well during the extension period.

Ö
Upon completion of drilling and testing the REB-3 well in Tunisia, EII and its Joint Venture partners requested and received approval from the Tunisian government to temporarily suspend the well and release the drilling rig, both of which were done.  Agreement by the Tunisian government was subject to the re-interpretation and remapping of seismic data. The well must be abandoned or re-entered by April 23, 2009. The operator is planning to request an extension from the Tunisian government to complete the seismic work after which the Joint Venture partners will decide to either re-enter or abandon the well.  In the event of abandonment, the cost is estimated at between US$6 million and US$10 million, of which EII’s share of the costs would be approximately 22.5%.

DUNDEE CORPORATION

OFF-BALANCE SHEET ARRANGEMENTS
In the normal course of business, the Company executes agreements that provide for indemnifications to third parties in transactions such as business combinations.  We have also agreed to indemnify our directors and officers and those of certain of our subsidiaries and to indemnify members of the Board of Governors of our managed funds, to the extent permitted under corporate law, against costs and damages that may be incurred by such individuals as a result of lawsuits or any other proceedings in which they are sued as a result of their services.  The nature of these agreements precludes the possibility of making a reasonable estimate of the maximum potential amount we could be required to pay third parties as the agreements often do not specify a maximum amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined.  Historically, we have not made any payments under such indemnification agreements.  No amounts have been recorded in these consolidated financial statements with respect to these indemnifications.

Dundee Realty is contingently liable for letters of credit and security bonds that have been provided to support land development in the amount of $39.9 million as at December 31, 2008 (2007 - $24.5 million).

Dundee Realty may conduct its real estate activities from time to time through joint ventures with third party partners. The Company is contingently liable for the obligations of the other owners of the unincorporated joint ventures in the amount of $9.9 million as at December 31, 2008 (2007 - $6.9 million). The Company would have available to it the other venturer’s share of assets to satisfy the obligations, if any, that may arise.

FINANCIAL INSTRUMENTS
From time to time, our brokerage subsidiary may enter into various derivative contracts to meet the needs of customers, earn trading income and manage exposure to market or foreign exchange risk.  At December 31, 2008, the brokerage subsidiary held foreign exchange contracts which are being used to mitigate foreign exchange exposure.  The principles of hedge accounting were not applied and, therefore, fluctuations in foreign exchange rates may impact our operating results.  These foreign exchange contracts are included in trading securities owned or trading securities sold short, as appropriate, on our consolidated balance sheets.

We are also exposed to market risk resulting from fluctuations in the price of other financial instruments, including securities owned and securities sold short and our AFS securities holdings.  Market risk may occur with volatility in interest rates and global market conditions.  These fluctuations may have an impact on our operating results.

RELATED PARTY TRANSACTIONS

Other than as disclosed elsewhere in this document, the particulars of related party transactions as at and for the years ended December 31, 2008 and 2007 are discussed below.

Ö
As at December 31, 2008, we held mutual funds and other investments with a net carrying value of $68.8 million (2007 – $172.6 million) managed by our subsidiaries.  In addition, included in cash and cash equivalents at December 31, 2008 is $4.8 million (2007 - $0.9 million) invested in a money market fund that is managed by a subsidiary of DundeeWealth.  Transactions in respect of these investments are conducted on the same basis as those of other mutual fund investors.  No trailer service fees are paid in respect of these investments.

Ö
A subsidiary of DundeeWealth acts as manager for Dynamic FundsTM (the “Funds”).  As manager, the subsidiary is responsible for all management services and all costs associated with the distribution of securities of the Funds.  A significant portion of management fees earned in 2008 and 2007 were from the Funds. At December 31, 2008, the subsidiary had $31.4 million (2007 - $148.5 million) receivable from the Funds.

DUNDEE CORPORATION

Ö
In the normal course of business, DundeeWealth’s investment management division may trade securities through its brokerage subsidiary on behalf of mutual fund clients and other discretionary client portfolios.  These transactions are conducted at a discounted schedule from industry practice.

Ö
DundeeWealth’s brokerage subsidiary may, from time to time, participate in corporate finance related activities, including financial advisory activities for the Company, DundeeWealth, Eurogas and our equity accounted investees or fiduciary accounts managed by DundeeWealth’s investment management segment.

Ö
Directors, officers and employees of the Company and its subsidiaries and other related parties may choose to use the brokerage facilities of Dundee Securities.  Transactions are conducted on normal market terms.

Ö
In accordance with employment arrangements made with a Dundee Realty executive, Dundee Realty agreed to transfer 4% of its interest, net of debt, in The Distillery Historic District to the executive at its cost of approximately $0.4 million and permit the executive to participate in a $6.6 million loan made to the other co-owners of the project to a maximum of 10%.

Ö	Dundee Realty provided a $0.5 million loan to a member of senior management. This loan accrues interest at 3% per annum and is secured by a deed of trust on a residential property.
Ö
In previous years, Dundee Realty issued a promissory note to the non-controlling shareholder in the amount of $8.9 million.  The note was subject to interest at prime plus 1% per annum and was due on demand.  The note was fully repaid during 2008.

Ö
Effective August 24, 2007, and subsequent to the disposition by Dundee REIT of certain properties to GE, Dundee Realty entered into an asset management agreement with Dundee REIT pursuant to which Dundee Realty provides certain asset management services to Dundee REIT and its subsidiaries.  The asset management agreement provides for a broad range of asset management services, the remuneration for which includes a base annual management fee, an incentive fee based on exceeding certain benchmarks relating to funds from operations, and certain other fees as defined in the agreement. During 2008, Dundee Realty received fees of $6.2 million (2007 - $2.1 million) in respect of these arrangements.

ACCOUNTING POLICIES AND ESTIMATES

This discussion and analysis of our consolidated financial condition and the results of our operations are based upon the consolidated financial statements of the Company.  These statements have been prepared in accordance with Canadian GAAP.  The preparation of these consolidated financial statements requires us to make assumptions, estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities.  We evaluate our estimates on an ongoing basis.  We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, and we use these to form the basis for making judgments about the carrying value of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources.  Our actual results may differ from these estimates under different assumptions or conditions.

Our most critical accounting policies are those that we believe are the most important in portraying our financial condition and results of operations and those that require the most subjectivity and estimates by management.  A summary of our significant accounting policies applied during 2008 are included in notes 1 and 2 to the 2008 Audited Consolidated Financial Statements.  A discussion of some of the more significant judgments and estimates made by management is as follows:

Fair Value of Financial Instruments
All of our financial instruments are recorded on the consolidated balance sheet at values that are representative of or approximate fair value, except our preference shares, Series 1 and preference shares issued by DundeeWealth.  Fair value is generally determined based on market value or, where market prices are not readily available, on quoted market prices for similar instruments or other third party evidence.  However, even where a fair value of a financial instrument is derived from an independent broker or dealer price quotes, a valuation adjustment for certain assumptions may be required to determine the fair value.  Management uses judgment in its assessment of fair value and imprecision in determining any of the factors may affect the amount of unrealized gain or loss on comprehensive income or the loss recorded for a particular instrument in a particular period.  In addition, quoted market values at any point in time may not represent what we would realize at the time that a financial instrument is ultimately disposed of.  We believe our estimates of fair value are reasonable and appropriate in the existing environment.  We also review our valuation methodologies and assumptions on an ongoing basis to ensure they continue to be appropriate.

DUNDEE CORPORATION

Fair value of non-bank sponsored ABCP is estimated based on a review of the asset classes, a review of the information concerning the particular conduits that we own and a series of proxies and industry information.  Fair value of the underlying assets is affected by a wide variety of factors including, but not limited to, changes in corporate credit spreads, changes in credit correlation, the current and expected default and delinquency experience for assets underlying the affected ABCP, the weighted average life of the assets, the vintage of asset origination and the global pricing of structured finance assets.  Some observable market indices that we utilized in this valuation approach included: tracking the changes in spreads for the investment grade North American Credit Index and its European counterpart, obtaining pricing of CDOs for asset-backed securities and market prices for reference portfolios of various asset classes such as commercial mortgages, lines of credit, equipment leases, auto leases and trade receivables.  However, this valuation technique also requires management to make various assumptions that may not be supported by observable market prices or rates.  The valuation approach is performed by asset class, breaking down the assets into leveraged and unleveraged categories.

Fair value for CLOs and other structured products, for which market quotations are not readily available, is provided by the third party underwriter of the financial instrument in the form of an indicative bid value or, where available, the most recent trading price of such individual security.  The third party underwriter uses a valuation model that incorporates prevailing primary and secondary market conditions and deal specific parameters.  These deal specific parameters include interest rate yield curves, foreign exchange rates and default estimations.  This valuation model is based, in part, on assumptions that may not be supported by observable market prices or rates.  Indicative bid values provided are independently assessed by qualified professionals to ensure that they are reasonable.

Fair value of mutual fund holdings is based on the published net asset value of the respective fund.

AFS securities are written down to fair value through net earnings when there is objective evidence that the financial instrument is impaired and the decline in fair value is other-than-temporary.  The determination of whether or not other-than-temporary impairment exists is a matter of judgment.  We review these securities regularly for possible impairment that is other-than- temporary and this review typically includes an analysis of the facts and circumstances of each investment and the expectations for that investment’s performance.  Specifically, impairment of the value of an investment may be indicated by conditions, such as significant financial difficulty of the investment or its underlying collateral, a breach in the terms and conditions of the security such as a default on interest or principal payments, the granting of a concession to the issuer that would not otherwise be considered and the disappearance of an active market for the underlying security where one formerly existed.  During 2008, we recorded an other-than-temporary impairment in our AFS securities of $271.1 million (2007 – $37.6 million), including impairment relating to our portfolio of ABCP, CLOs and other investments.  While we believe that we have accurately estimated the amount of other-than-temporary impairment in the value of our investments, different assumptions could result in changes to the recorded amounts in our consolidated financial statements.

Fair Value of Equity Accounted Investments
Although not classified as AFS securities, our portfolio of equity accounted investments requires that we review for impairment the carrying value of our investments against their fair value.  The determination of whether or not other-than-temporary impairment exists is a matter of judgment and management applies many of the same criteria that it applies to the determination of other-than-temporary impairment in the value of its AFS securities.  During 2008, we recorded an other-than-temporary impairment in the value of our equity accounted investments of $114.2 million.  As with AFS securities, we believe that we have accurately estimated the amount of other-than-temporary impairment to the value of these investments. However, different assumptions could result in changes to the recorded amounts in our consolidated financial statements.

DUNDEE CORPORATION

Deferred Sales Commissions
Commissions paid to financial advisors in connection with sales of mutual fund units sold on a deferred sales charge basis are capitalized as deferred sales commissions.  The asset is amortized over a period of five years, which represents the period during which commissions are generally recovered from management fee revenues.  We test the carrying value of deferred sales commissions for impairment at least annually.  The carrying value is written down to the extent that it exceeds the expected future revenue on an undiscounted basis.  As at December 31, 2008 and 2007, there were no indications of impairment in the deferred sales commissions.  However, changes in the underlying values of the assets sold on a deferred sales charge basis, or a change in the estimated period over which we earn management fee revenues in respect of these assets, may impact the recoverability of deferred sales commissions.

Real Estate Assets
Land under development and inventory of housing and condominiums are stated at the lower of cost and net realizable value.  In calculating net realizable value, management must estimate future cash flows and discount these estimated cash flows at a rate that includes a risk factor appropriate for each particular project.  These estimates are based on various assumptions, including development or construction schedules and future costs to be incurred.  If estimates are significantly different from actual results, our land under development and inventory of housing and condominiums may be overstated or understated on our consolidated balance sheets and accordingly, earnings in a particular period may be overstated or understated.

Land held for development is stated at the lower of cost and net recoverable amount.  The net recoverable amount is determined using estimated future net cash flows from use, if any, plus any residual value.  Estimates of residual values may be impacted by local and overall real estate market conditions.  Therefore, estimates may vary from actual residual values on disposition of land held for development.

Real estate assets are tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  Recoverability is measured by comparing the carrying value of the real estate asset to future undiscounted cash flows expected to be generated from property operations and projected disposition. The cash flow projections take into account the estimated cash flows for the life of each project, specific business plans and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. If the analysis indicates that the carrying value is not recoverable from future cash flows, the property is written down to the estimated fair value and an impairment loss is recognized immediately in net earnings. Management uses judgment in performing this recoverability test.  Imprecision in any assumptions and estimates used could affect the valuation of real estate assets and the determination of impairment.

Oil and Gas Properties
Eurogas is currently in the exploratory stage of a drilling program in Tunisia and capitalizes all associated costs.  The recovery of the recorded costs is contingent upon the existence of economically recoverable reserves and future profitable production.  Activities in Spain are in the pre-development phase.  All pre-development costs relating to the exploration permits in Spain are capitalized.  The recovery of these costs is dependent upon the economic viability of the underground natural gas storage project.

Goodwill and Other Intangible Asset Impairment
Goodwill is not amortized but is assessed for impairment annually and more frequently if events or changes in circumstances indicate that there may be an impairment.  Goodwill is assessed for impairment by determining whether the fair value of the reporting unit with which the goodwill is associated is less than its carrying value.  When the fair value of the reporting unit is less than its carrying value, the fair value of the goodwill in that reporting unit is compared to its carrying value.  If the fair value of the goodwill is less than its carrying value, goodwill is considered impaired and a charge for impairment is recognized immediately.

The fair values used in the goodwill impairment assessment are generally based on an income approach where estimated future cash flows are discounted to arrive at a single present value amount.  Management uses judgment in estimating the fair value and any imprecision in any assumptions and estimates used in the fair value calculations could affect the valuation of goodwill and influence the determination of goodwill impairment.  We also utilize a market approach in the goodwill impairment assessments to provide a secondary fair value by comparing this single point estimate with comparable company and transaction multiples.  In assessing market data, judgment is required in determining whether recent transactions are comparable to the Company in nature, scope and size.

DUNDEE CORPORATION

Our goodwill impairment assessments in fiscal 2008 and 2007 indicated that there was no impairment.  Given the current economic environment, we repeated these assessments at year end and reconfirmed that goodwill was not impaired.  The most sensitive assumptions in our impairment assessments were the estimate of cash flows and the determination of the weighted average cost of capital, which is used as the discount rate to determine present value.  A 3% decrease to our estimates of cash flows, or a 3% increase in the discount rate would not change our assessment of impairment of goodwill in DundeeWealth’s investment management operations.  While our assessment of goodwill in DundeeWealth’s brokerage business is able to sustain a 3% decrease in revenue growth, it would not be able to sustain a 1% change in the weighted average cost of capital and a further assessment would have to be completed in order to determine impairment in the carrying value of goodwill.  Management of DundeeWealth continues to closely monitor the factors that impact our assessment of the underlying value of goodwill in this reporting segment.

Intangible assets with an indefinite life include investment management contracts.  These intangible assets are not amortized but are assessed for impairment annually and more frequently if events or changes in circumstances indicate that there may be an impairment.  Impairment is recorded when the carrying value of the indefinite life intangible asset exceeds its fair value.  In estimating the fair value of indefinite life intangible assets, we use valuation techniques based on discounted cash flow projections to be derived from these assets.  Cash flows require that we estimate growth rates in AUM, both as a result of net sales activity and performance related activity.  Any imprecision in assumptions and estimates used in the fair value calculations could impact the results of the indefinite life intangible asset impairment assessment.

Our indefinite life intangible asset impairment assessments in fiscal 2008 and 2007 indicated that there was no impairment.  Management believes that the assumptions and estimates used were reasonable and supportable in the existing environment.  With respect to the 2008 indefinite life intangible asset impairment assessment, a 3% increase in the discount rate or the impact of revenues from a 3% reduction in our assumed AUM would not have changed the conclusion.  Similar to the impairment assessments for goodwill, the most sensitive assumptions in the indefinite life intangible asset impairment assessment includes the estimate of cash flows and the determination of the weighted average cost of capital, which is used as the discount rate to determine present value.

Intangible assets that derive their value from contractual customer relationships or intangible assets that can be separated and sold, have been determined to have finite useful lives.  Determining the estimated useful life of each of these assets requires an analysis of the circumstances and is subject to management’s judgment. These intangible assets are subsequently amortized over their estimated useful lives. In estimating fair value for finite life intangible assets, the Company uses valuation techniques based on undiscounted cash flow projections.  Our finite life intangible assets were not impaired as at December 31, 2008 and 2007.

Stock Based Compensation
The Company and its subsidiaries have a variety of share based compensation awards that are utilized as retention tools for employees and financial advisors.  When stock based awards are granted, the Company measures the value of each award and amortizes it over the vesting period.  Management makes a variety of assumptions in calculating this value.  Firstly, we have not factored in a forfeiture rate for options that may be cancelled before vesting criteria are met.  Secondly, management uses the fundamentals of the Black-Scholes option pricing model in determining the value of its stock based compensation expense.  Application of the Black-Scholes option pricing model requires estimates, which may not be ultimately correct, in expected dividend yields, expected volatility of the underlying shares based on past volatility experienced, and expected life of the stock option granted.  Management has assumed that it will settle stock based compensation obligations through equity.  Management reassesses each of these factors with each grant of share based compensation.

Income Taxes
The provision for income taxes is determined on the basis of the anticipated tax treatment of transactions recorded in net earnings.  The determination of the provision for income taxes requires interpretation of tax legislation from a number of jurisdictions.  If our interpretation of tax legislation differs from that of the tax authorities, the provisions for income taxes could increase or decrease in future periods.

DUNDEE CORPORATION

Future income taxes are recorded to account for the effects of future taxes on transactions occurring in the current period. Accounting for future income taxes requires management’s judgment in the following key areas:

➢
Future income taxes are assessed for recoverability.  We record a valuation allowance when we believe, based on all available evidence, that it is more likely than not that all of the future tax assets will not be realized.  In this assessment, we review various factors including estimated future earnings based on internal forecasts, cumulative tax losses in recent years, the history of tax loss carry forwards as well as prudent and feasible tax planning strategies.  The amount of future income tax assets could be reduced in the future by a charge to earnings if forecasted earnings during the tax loss carry forward periods are not achieved or are not likely to be achieved.

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Future tax assets are calculated based on tax rates expected to be in effect in the period in which they will be realized.  Previously recorded tax assets and liabilities may change as a result of proposed or enacted governmental changes in the statutory rates of taxation.

Provision for Litigation
The Company and its subsidiaries are involved in various legal actions in the ordinary course of business.  In our opinion, and based on current information, the ultimate disposition of these actions, in the aggregate, will not have a material adverse effect on the financial condition of the Company.

Litigation loss accruals are established when it becomes probable that we will incur an expense and the amount can be reasonably estimated.  The Company’s management and internal and external experts are involved in assessing the probability and in estimating any amounts involved.  Changes in these assessments may lead to changes in recorded loss accruals. Each claim is reviewed on a case by case basis, taking into consideration all information available to the Company.  The claims are reviewed at least quarterly or as new information becomes available.  The actual costs of resolving these claims may be substantially higher or lower than the amounts accrued.  In certain cases, legal claims may be covered under the Company’s various insurance policies.

Consolidation of Variable Interest Entities
The Company is required to consolidate any variable interest entities (“VIEs”) in which it is the primary beneficiary.  An entity is a VIE when, by design, one or both of the following conditions exist: (a) total equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others; or (b) as a group, the holders of the equity investment at risk lack certain essential characteristics of a controlling financial interest.  The primary beneficiary is the entity that is exposed, through variable interests, to a majority of the VIE’s expected losses or is entitled to a majority of the VIE’s expected residual returns, or both.

Management uses a significant amount of judgment in assessing whether an entity is a VIE and whether we are the primary beneficiary of a VIE.  We use a variety of complex estimation processes involving both qualitative and quantitative factors to determine whether an entity is a VIE, and, if required, to analyze and calculate the expected losses and the expected residual returns.

Business Combinations
Management uses its best judgment in applying the purchase method of accounting for business combinations and, specifically, in identifying and valuing intangible assets and liabilities acquired on acquisitions.  In certain cases, intangible assets are valued using a discounted cash flow model which is subject to a variety of assumptions.  Further, the period of benefit of intangible assets is based on a number of subjective factors, such as the length of client and other business relationships, which could prove to be incorrect as the future unfolds.  The value placed on the acquired assets and liabilities, including identifiable intangible assets, will have an effect on the amount of goodwill that the Company records on acquisitions.

DUNDEE CORPORATION

Allowance for Credit Losses
In the brokerage segment and in accordance with brokerage industry practice, client transactions are entered into on either a cash or margin basis.  When credit is extended to a client to purchase securities, the securities are held as collateral for the amounts loaned.  Clients purchasing securities on margin must maintain collateral in their accounts in accordance with regulatory or Company guidelines.  The Company has established an allowance for credit losses based on management’s estimate of probable unrecoverable amounts.  This provision for credit losses is determined by comparing the amount loaned to each client with the market value of securities held in such accounts.  Judgment is required as to the timing of establishing an allowance for credit losses and the amount of the required specific allowance.  The market value of the securities held as collateral may fluctuate daily based on market forces, which could lead either to an unexpected increase in the provision or to additional credit losses.

FUTURE ACCOUNTING CHANGES

Asset Recognition including Goodwill and Intangible Assets
Amendments to CICA handbook section 1000, “Financial Statement Concepts” and new CICA handbook section 3064, “Goodwill and Intangible Assets”, which replaces CICA handbook section 3062, “Goodwill and Other Intangible Assets”, have been issued and apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  This guidance reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition.  Under the amendments to CICA handbook section 1000, effective January 1, 2009, the deferral and matching of operating expenses over future revenues is no longer appropriate.  The Company is currently assessing the impact of this new accounting guidance.

Business Combinations
In January 2009, the CICA issued CICA handbook section 1582, “Business Combinations”, section 1601, “Consolidations”, and section 1602, “Non-controlling Interests”.  These sections replace the former CICA handbook section 1581, “Business Combinations” and section 1600, “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary.

CICA handbook section 1582 establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standard (“IFRS”) 3, “Business Combinations” (January 2008).  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  CICA handbook section 1601 establishes standards for the preparation of consolidated financial statements.  CICA handbook section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  It is equivalent to the corresponding provisions of IFRS IAS 27, “Consolidated and Separate Financial Statements” (January 2008).

CICA handbook section 1601 and section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption of these sections is permitted as of the beginning of a fiscal year.  All three sections must be adopted concurrently.  The Company is currently evaluating the impact of the adoption of these sections.

International Financial Reporting Standards
In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption being allowed starting in calendar year 2009.  IFRS uses a conceptual framework similar to Canadian GAAP, but there may be significant differences on recognition, measurement and disclosure that may materially impact the Company's consolidated financial statements.  The Company does not intend to early adopt these standards.

DUNDEE CORPORATION

The implementation of IFRS will apply to the Company's interim and annual financial statements beginning on or after January 1, 2011, including the restatement of comparative amounts for 2010.  As a result, the Company has established an IFRS implementation committee with a mandate to oversee the conversion process, including any impact that the conversion may have on business practices, systems and internal controls over financial reporting.  The IFRS implementation committee consists of senior management from accounting and finance, internal audit, information technology, and business operations.

In order to prepare for the conversion to IFRS, the IFRS implementation committee developed an IFRS conversion plan. The conversion plan addresses first time adoption and transition activities, including, but not limited to:

✓	Overall characteristics of IFRS financial statements that differ from Canadian GAAP;

✓	Training and education requirements;

✓	Resource requirements;

✓	An assessment of information technology and data systems impacts;

✓	An assessment of IFRS impacts on business groups and functions;

✓	An assessment of impacts on internal controls over financial reporting and disclosure controls and procedures; and

✓	The development of a communication plan for both internal and external stakeholders.

The IFRS implementation committee provides periodic updates of the status and effectiveness of the IFRS conversion plan to the Company’s senior executives, and the Audit Committee.

During the year, the implementation committee completed the following aspects of the conversion plan:

✓
Initiated an analysis of the key differences between IFRS and the Company's current accounting policies, as well as an assessment of the impact of various accounting alternatives offered pursuant to IFRS;

✓	Implemented an education program for key employees responsible for financial reporting; and

✓	Engaged consultants to assist with our analysis and the implementation of the IFRS conversion plan.

In addition, key elements of the IFRS conversion plan that are currently in progress include, but are not limited to:

✓	A detailed assessment of key differences between IFRS and the Company's current accounting policies and the related impact on business activities;

✓
A detailed assessment of the application of IFRS 1 “First-time Adoption of International Financial Reporting Standards”, which provides guidance for an entity’s initial adoption of IFRS, and provides for limited optional exemptions in specified areas of certain IFRS standards;

✓	The development of solutions to address identified issues and documentation of recommended accounting policies;

✓	The development of an ongoing education program for key employees responsible for financial reporting; and

✓	The review and preparation of IFRS disclosure requirements.

The process of evaluating the potential impact of IFRS to the consolidated financial statements is an ongoing process as the International Accounting Standards Board and the AcSB continue to issue new standards and recommendations.

As the Company continues to assess the impact of IFRS adoption on its business activities, processes and accounting policies, it will implement a communication strategy, as appropriate, aimed at all stakeholders, including employees, rating agencies, and shareholders, to assist in their understanding of its transition to IFRS.  Additionally, the IFRS implementation committee will continue to revisit the conversion plan and accordingly, changes to the plan may be required, as more information on the Company’s adoption of IFRS becomes known.

DUNDEE CORPORATION

CHANGES IN ACCOUNTING POLICIES

Financial Instruments and Capital Disclosures
On January 1, 2008, the Company adopted the provisions of CICA handbook sections 1535, “Capital Disclosures”, 3862, “Financial Instruments - Disclosures” and 3863, “Financial Instruments - Presentation”.  These new sections enhance requirements to provide both qualitative and quantitative disclosures on the nature and extent of risks arising from financial instruments and how the entity manages those risks.  Furthermore, such disclosures enable users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital.

Inventories
Effective January 1, 2008, the Company adopted the provisions of CICA handbook section 3031, “Inventories”.  The standard provides guidance on the determination of costs and their subsequent recognition as expenses, including any write-downs to net realizable values.  It also provides guidance on cost formulas that are used to assign costs to inventories. Any adjustments to the Company’s financial statements, as a result of adopting section 3031 on January 1, 2008, were recognized by an adjustment to opening retained earnings.

Reclassification of Financial Assets
In October 2008, the AcSB issued amendments to CICA handbook sections 3855 “Financial Instruments – Recognition and Measurement”, 3861 “Financial Instruments – Disclosure and Presentation” and 3862 “Financial Instruments – Disclosures”.  These amendments, which were made with the intention of providing consistency between Canadian GAAP and IFRS, provide Canadian companies with the ability to reclassify financial assets out of the held-for-trading and AFS categories in certain circumstances.  The Company has considered the impact of these amendments, specifically in respect of its investments in ABCP and CLOs.  The amendments do not permit a reclassification of ABCP and CLOs as these products do not meet the definition of a loan or receivable pursuant to section 3855.  There are no other significant impacts resulting from these amendments.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
As at December 31, 2008, management evaluated, under the supervision of and with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined in National Instrument 52-109.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as at December 31, 2008.

Management’s Report on Internal Control Over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  The Company’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting.

As at December 31, 2008, management assessed the effectiveness of the Company’s internal control over financial reporting and, based on that assessment, concluded that such internal control over financial reporting was effective and that there were no material weaknesses in the Company’s internal control over financial reporting that have been identified by management.

DUNDEE CORPORATION

MANAGING RISK

The following risk factors relating to Dundee Corporation are most likely to influence an investor’s decision to buy, sell or hold securities of the Company.

Risk of Sustained Economic Downturn
During 2008, global capital markets continued to deteriorate, leading to the current global economic downturn.  A sustained global economic downturn characterized by higher unemployment, lower commodity prices, lower family incomes and corporate earnings, lower consumer spending and business investments could have a myriad of effects on the Company’s business, including reduced demand for DundeeWealth’s investment products, an increased likelihood of higher redemption rates, decreased demand for real estate properties and decreases in resource prices.  Moreover, these economic conditions, if realized, will impact the risk profile of many of the other financial and market risks described below and in note 22 to the 2008 Audited Consolidated Financial Statements.

Furthermore, a prolonged economic downturn may give rise to a higher level of strategic risks including those associated with industry restructuring, new competitive dynamics and significant changes in the legal, regulatory and tax regimes in which the Company’s businesses operate.

WEALTH MANAGEMENT

Market Influences and Current Financial Conditions
Negativity in domestic and international capital markets may create specific challenges for the Company’s wealth management subsidiary.  Since the third quarter of 2008, global financial markets have been subject to unprecedented volatility.  The movement of capital markets is beyond the control of DundeeWealth but, to a significant degree, may impact our overall profitability.  Revenues from DundeeWealth’s investment management activities are based on the market values of AUM, generally determined using trading values of underlying securities in global markets.  The state of the capital markets in general and the unpredictability of the global economy may also affect retail and institutional clients’ willingness to actively trade in capital markets, impacting commission revenues as well as trading and corporate finance activities in DundeeWealth’s brokerage segment.  Declining interest rates may reduce the interest spread earned on amounts loaned to clients in margin accounts.  Any decline in the financial markets or lack of sustained growth in such markets may result in a corresponding decline in performance and may adversely affect DundeeWealth’s AUM, fees and/or revenues and cash flows.

Creating, Attracting and Retaining AUM and AUA
The profitability of DundeeWealth is directly related to its ability to create, attract and retain AUM and AUA.  These assets are subject to a fee, generally calculated as a percentage of their net asset value.  The level of AUM is influenced by three factors: (i) sales, (ii) redemption rates, and (iii) investment performance.  Sales and redemptions may fluctuate depending on market and economic conditions, investment performance and other factors.  Recent market volatility has contributed to significant redemptions and diminished sales for many participants in the Canadian wealth management industry.   The fees earned by the Company vary with the types of assets being managed, with higher fees earned on actively managed equity and balanced accounts and lower fees earned on fixed income accounts.   In addition, fees may be impacted by the nature of the underlying client, with institutional money management earning lower fees than would be earned from retail clients.  Accordingly, the Company’s revenues may decline if clients shift their investments into products that earn lower fees, or if the ratio of institutional AUM increases relative to retail AUM.   If the funds and other assets managed by DundeeWealth’s subsidiaries are unable to achieve investment returns that are competitive with or superior to those achieved by other comparable investment products offered by competitors, and/or should a significant number of clients seek to terminate their agreements and withdraw their assets or should the market value of assets decline, there would be a material adverse effect on DundeeWealth’s management fee revenue, certain capital costs including deferred sales commissions and certain intangible assets and profitability.

DUNDEE CORPORATION

Performance Based Fee Arrangements May Increase Volatility of Revenues
A portion of DundeeWealth’s investment management advisory and fee revenues may potentially be derived from performance fees.  If the investment return of the fund or portfolio does not meet or exceed the investment return benchmark for a particular period, no performance fees will be generated, and, if the performance fee is based on cumulative returns, DundeeWealth’s ability to earn performance fees in the future may be impaired.  In particular, as compared to fiscal 2007, when our subsidiary recorded $81.5 million in performance fee revenues, no performance fee revenues were earned in the year ending December 31, 2008.

Market Risk in Trading Activities and Investments
Market risk is the potential for loss from an adverse movement in the value of a financial instrument.  DundeeWealth incurs market risks in its trading positions, underwriting activities and in its portfolio of investment securities.  DundeeWealth’s investment dealer subsidiary engages in various capital market activities that are very sensitive to price fluctuations.  These include active positioning in trading securities in anticipation of price movements and commitments to underwrite the issuance of securities.  DundeeWealth’s portfolio of corporate investments, including CLOs, is also exposed to market risk from fluctuations in fair values.  In addition, although the ABCP investments held by DundeeWealth have been replaced with long term notes, the maturity date of such notes extends into 2056.  There is no assurance that the pricing of the value of these assets will not continue to decline in future periods or that the restructuring of the ABCP into replacement notes will result in the development of a liquid market.  These values may change materially in subsequent periods.

DundeeWealth manages market risk as part of our risk management framework, which comprises various controls and procedures to ensure that the risk exposures are monitored closely and that positions taken are duly authorized.  These procedures and controls include:

Ö	Procedures for the daily mark-to-market valuation of positions to measure risk exposure, including procedures to assess market prices of positions which are not actively traded;

Ö
Setting of trading exposure limits and loss limits in compliance with our approved trading strategies, taking into account our trading experience, market volatility, the liquidity of the position, interest rates, and our tolerance for market risk; and

Ö	Procedures to identify significant market risk concentration and risk exposure, and to escalate the reporting of these risk positions to senior management and risk personnel for monitoring.

There can be no assurance that these controls and procedures will be effective or sufficient to manage or mitigate these market risks.

Competition
DundeeWealth operates in a highly competitive environment that includes other providers of wealth management products and services such as mutual fund companies, private client investment managers, financial advisors, investment dealers, banks and insurance companies, some of which have greater financial or other resources than DundeeWealth.  Competition is based on a wide range of factors, including brand recognition, investment performance, the types of products offered by the competitor, business reputation, financial strength, continuity of institutional, management and sales relationships, and quality of service.  In order to remain competitive, DundeeWealth will continue to be innovative in the development of financial products and solutions for clients, to monitor its investment performance and to provide the highest level of service to clients.

In addition, there may be competitive pressures from time to time to lower the fees that are charged on DundeeWealth’s products and services which may impact the ability to retain clients in the future.  While DundeeWealth believes that its current fee structure is competitive with industry peers, changes to management fee rates, commission rates and trailer service fee revenue rates will affect the operating results of DundeeWealth.  There can be no assurance that DundeeWealth will maintain its current standing in the market or its current market share, and the business, financial condition or operating results of DundeeWealth may be adversely affected should circumstances change.

DUNDEE CORPORATION

Regulatory and Litigation Risk
The regulatory operating environment for wealth management and financial services operations in Canada continues to expand, becoming more extensive and complex.  DundeeWealth supports regulatory changes that enhance the integrity and reputation of our industry and that protect the interests of its client base.  Compliance personnel actively participate in the development of new legislation and regulations.  New regulatory requirements, however, may involve changes to the way DundeeWealth currently conducts business or may increase the cost and associated profitability of our business.  Laws and regulations applied at the national and provincial levels generally grant governmental agencies and self regulatory bodies broad administrative discretion over the activities of the Company’s subsidiaries, including the power to limit or restrict such business activities.  Possible sanctions include the revocation or imposition of conditions on licenses or registrations to operate certain businesses, the suspension or expulsion from a particular market of any of the Company’s business segments or their key personnel or financial advisors, and the imposition of fines.  There is also the potential that the laws or regulations governing the Company’s operations or particular investment products or services could be amended or interpreted in a manner that is adverse to the Company.  We believe that our ability to comply with all applicable laws and regulations including emerging changes is dependent upon the establishment, implementation and maintenance of extensive compliance policies and procedures.  DundeeWealth has a team of experienced compliance personnel that works full time on these efforts.  When an acquisition is completed, it is possible that the acquired company’s compliance standards may have been insufficient or not as developed as those of DundeeWealth.  We attempt to identify material compliance issues through the due diligence review; however, it is possible that such a review will not identify all existing issues.

Commitment of Key Personnel and Financial Advisors
DundeeWealth’s strategic focus is dependent on the abilities, experience and efforts of the members of its executive team. Accordingly, the recruitment and retention of competent personnel and continuous training and transfer of knowledge are key activities that are essential to DundeeWealth’s performance.

In addition, the growth in total AUM in the industry and the reliance on investment performance to sell financial products has increased the demand for experienced and high-performing portfolio managers.  Compensation packages for these managers may increase at a rate well in excess of inflation and well above the rates of increase observed in other industries.  The loss of these individuals or an inability to attract, retain and motivate a sufficient number of qualified personnel could affect DundeeWealth’s business.

As well, the market for financial advisors is extremely competitive and is increasingly characterized by movement of financial advisors among different firms.  Individual independent financial advisors have regular direct contact with clients, which can lead to a strong and personal client relationship based on the client’s trust in the individual financial advisor.  The loss of a significant number of financial advisors could lead to the loss of client accounts which could have a material adverse effect on the results of operations and prospects of DundeeWealth.  Although DundeeWealth uses a combination of competitive compensation structures, including equity incentive arrangements with vesting provisions, as a means of seeking to retain financial advisors, there can be no assurance that financial advisors will remain with the Company.

Capital Requirements
Subsidiaries of DundeeWealth operate in regulated environments and are subject to minimum regulatory capital requirements.  Accordingly, DundeeWealth may be required to keep sufficient cash and other liquid assets on hand to maintain capital requirements.  Although each regulated entity currently has sufficient capital, growth of the business may necessitate additional capital requirements and the failure to maintain required regulatory capital may subject the relevant registrant to fines, suspension or revocation of registration or could prohibit the Company from expanding.  In certain instances, regulatory capital requirements may increase due to a change in the market value of securities held, some of which are beyond our control.  DundeeWealth monitors the level of regulatory capital required in each of its business units on an ongoing basis to ensure it meets the minimum requirements.

DundeeWealth currently finances commissions associated with mutual funds sold on a deferred sales charge basis through internal means.  When asset growth in mutual funds increases significantly, the funding required for these new mutual fund assets also increases.  In periods where the value of mutual fund units sold on a deferred sales charge basis is high, sources of funding other than cash flow from operations may be required in order to pay dealer commissions and it is not certain that such additional funding, if needed, will be available on terms attractive to the Company, or at all.

DUNDEE CORPORATION

Operational Risk
Operational risk is generally regarded as the risk of loss resulting from insufficient or failed internal processes, people and systems, or external events.  Operational risk is inherent in the activities of financial institutions, and includes incorrect or unauthorized trade execution, failed settlement and transaction processing, documentational errors, fiduciary breaches, improper disclosures involving securities and investment management activities, theft and fraud.  The impact of any of these can result in significant financial loss, reputational harm, and regulatory censure and penalties.  While operational risks cannot be eliminated, they can be managed with proper internal control processes and procedures and the deployment of qualified personnel.  DundeeWealth has established a framework for operational risk management, which includes procedures and control measures, the deployment of qualified and competent compliance and audit personnel, a process for regular review of controls by senior management and the use of external insurance coverage where appropriate.

Business Infrastructure
DundeeWealth relies on third party service providers for key components of its business infrastructure including the brokerage accounting system in its investment dealer and mutual fund dealer operations, the unit holder and fund accounting systems in its investment management business, as well as critical data connections for trade execution and business communications.  A failure of any key component of its infrastructure could result in significant disruptions to the business and would likely have a materially adverse effect on results of operations.  While DundeeWealth has addressed this risk by instituting various procedures and plans for business continuity and redundancy, there can be no assurance that material disruptions can be averted in the event of a failure of a key component.

Credit Risks in Securities Transactions
DundeeWealth is exposed to the risk that third parties that owe the Company cash, securities or other assets may not fulfill their obligations, due to lack of liquidity, bankruptcy, operational failure or other causes.  These parties include trading counterparties, customers, clearing agents, exchanges, clearing houses, other financial intermediaries, and issuers whose securities are held by DundeeWealth.  Credit risks associated with customers include amounts loaned in margin accounts.  While credit exposure to specific clients, counterparties and other debtors is monitored, default risk may arise from events or circumstances that are otherwise difficult to detect.  The type and value of securities held as collateral for margin loans is also reviewed.  An unexpected decline in the value of any such securities held as collateral may expose DundeeWealth to additional credit losses.

Risks of Underwriting Activities
The underwriting business operated by DundeeWealth’s brokerage subsidiary involves both economic and regulatory risks.  Underwriting activities may decline for a number of reasons, impacting DundeeWealth’s revenues.  An underwriter may incur losses if it is unable to resell the securities it is committed to purchase or if it is forced to liquidate its commitment at less than the agreed purchase price.  The brokerage subsidiary may also be subject to liability for material misstatements or omissions in prospectuses and other communications with respect to underwritten offerings and may be exposed to claims and litigation arising from such offerings.

REAL ESTATE

Real Estate Ownership
Real estate ownership is generally subject to numerous risks, including changes in general economic conditions, such as the availability and cost of mortgage funds, local economic conditions (such as an oversupply of office, industrial and retail properties or a reduction in demand for real estate in the area), the attractiveness of properties to potential tenants or purchasers, the ability of tenants to meet their lease obligations, competition for available space, and other factors.

Illiquidity of Real Estate Investments
An investment in real estate is relatively illiquid.  Such illiquidity will tend to limit our ability to vary our portfolio promptly in response to changing economic or investment conditions.  In recessionary times it may be difficult to dispose of certain types of real estate.  The costs of holding real estate are considerable and during an economic recession we may be faced with ongoing expenditures with a declining prospect of incoming receipts.  If we are unable to refinance our mortgages on acceptable terms, or at all, we may need to dispose of one or more of our real estate assets.  In such circumstances, it may be necessary for us to dispose of properties at lower prices in order to generate sufficient cash for operations.  Additionally, financial or operating difficulties of other owners resulting in distress sales could depress asset values in the markets in which we operate in times of illiquidity.  These conditions could reduce our ability to respond to changes in the performance of our investments and accordingly could adversely affect our financial condition and results of operations.

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Market Influences

As a result of market conditions, we may not be able to, or may not wish to develop our land holdings.  Development of land holdings and properties that are to be constructed are subject to a variety of risks, not all within our control.  Such risks include lack of funding, variability in construction costs and unforeseeable delays.

Regulatory and Environmental Risks
As an owner of real estate property, we are subject to various federal, provincial and state laws relating to environmental matters.  Such laws provide that we could be liable for the costs of removal and remediation of certain hazardous, toxic substances released on or in the Company’s properties or disposed of at other locations, as well as potentially significant penalties.  The Company has insurance and other policies and procedures in place to review and monitor environmental exposure, which it believes mitigates these risks to an acceptable level.  Some of the properties owned by Dundee Realty or Dundee REIT have or had tenants that use hazardous substances or create waste.  Such uses can potentially create environmental liabilities.  A few issues have been identified through site assessments, including the need to remediate or otherwise address certain contaminations.  These issues are being carefully managed with the involvement of professional consultants.  Where circumstances warrant, designated substance surveys and/or environmental assessments are conducted.  Although environmental assessments provide us with some assurance, we may become liable for undetected pollution or other environmental hazards on our properties against which we cannot insure, or against which we may elect not to insure where premium costs are disproportionate to our perception of relative risk.  We do not currently anticipate material expenditures in respect of any required remediation.

Credit Risk
Real estate investments are often made as joint ventures or partnerships with third parties.  These structures involve certain additional risks, including the possibility that the co-venturers/partners may, at any time, have economic or business interests inconsistent with ours, the risk that such co-venturers/partners could experience financial difficulties which could result in additional financial demands on Dundee Realty or Dundee REIT to maintain and operate such properties or repay debt in respect of such properties, and the need to obtain the co-venturers’/partners’ consents with respect to certain major decisions in respect of such properties.  The Company attempts to mitigate these risks by performing due diligence procedures on potential partners and contractual arrangements, and by closely monitoring and supervising the joint venture or partnership.

Development Risks
In connection with its real estate operations, the Company must comply with extensive regulations affecting the real estate development process.  In particular, governmental authorities regulate such matters as zoning and permitted land uses, levels of density, and building standards.  The Company must obtain approvals from various governmental authorities and comply with local provincial and federal laws, including laws and regulations concerning the protection of the environment in connection with such development projects.  Obtaining such approvals and complying with such laws and regulations may result in delays which cause the Company to incur additional costs which impact the profitability of a development project, or may restrict development activity altogether with respect to a particular project.

As well, the Company’s real estate operations are impacted by its ability to hire and retain sufficient skilled and experienced contractors required to develop its real estate projects in a cost effective and timely manner.  An inability to hire or retain skilled workers or changes in the relationship with its workforce could result in work stoppages which may have a material adverse effect on the profitability of its real estate development activities.

The Company’s real estate development activities are also sensitive to the credit and financial stability of counterparties.  The Company’s income would be adversely affected if purchasers of real estate properties or land and housing holdings were to become unable or unwilling to meet their obligations to the Company or if the Company were unable to close the sale of a significant number of units in a development project on economically favourable terms.  This could have an adverse impact on the Company’s liquidity and could reduce its ability to pursue further acquisitions or meet other financial obligations.  If there are significant adverse changes in economic or real estate market conditions, the Company may have to sell properties at a loss or hold undeveloped land or developed properties in inventory longer than planned.  Inventory carrying costs can be significant and may result in losses in a poorly performing project or market.

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Operational Risk
Our revenue properties and Dundee REIT’s portfolio of properties generate income through rent payments made by tenants.  Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced.  Certain significant obligations, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made regardless of whether or not a property is producing sufficient income to pay such expenses.  Upon the expiry of the term of the financing of any particular property, refinancing may not be available or may not be available on reasonable terms.  Distributions from Dundee REIT are not guaranteed and may fluctuate with its financial performance.

Capital Requirements
Our real estate assets may be financed through debt.  Upon the expiry of the term of the financing of any particular property, refinancing may not be available or may be available only on terms less favourable to us than existing financing.  Our real estate segment, including Dundee REIT, may require additional financing in order to grow and expand our real estate operations.

Changes in Income Tax Legislation and Implications to Business Structure
On June 12, 2007, amendments to the Income Tax Act were substantively enacted and subsequently received Royal Assent on June 22, 2007.  These amendments modify the tax treatment of certain publicly traded trusts and partnerships that are specified investment flow-through trusts (“SIFTs”).  Under the SIFT rules, a publicly traded REIT will be considered a SIFT unless it qualifies for a certain exception.  As a result of a reorganization completed by Dundee REIT on December 31, 2007, Dundee REIT believes that it has met the exception required and therefore the SIFT rules should not apply to Dundee REIT after 2007; however, no assurances can be made in this regard. If Dundee REIT does not qualify continuously for the exception, the SIFT rules may have an adverse impact on Dundee REIT and the holders of units of Dundee REIT, on the value of the units of Dundee REIT and the ability of Dundee REIT to undertake financings and acquisitions, and if the SIFT rules were to apply, distributable cash of Dundee REIT may be materially reduced.

The effect of the recently enacted SIFT rules on the market for the Dundee REIT units is uncertain. Since the SIFT rules have only recently been enacted, the Canada Revenue Agency’s administrative policies regarding the interpretation of the SIFT rules and their application to the trusts and partnerships in which a publicly traded income fund holds a direct or indirect interest are still under review. As such, there may be a possible interpretation of the legislation under which Dundee REIT’s subsidiary partnerships would be viewed as SIFTs. Management of Dundee REIT does not believe this to be the intent of the legislation and believes there to be valid technical arguments supporting the fact the partnerships are not SIFTs.

RESOURCES

The Resources Industry
The resources industry is highly competitive and, in addition, involves a number of risks.  Revenues and profits depend on market prices for resource commodities, which can fluctuate materially.  Adverse fluctuations can have a significant negative effect on our revenues and profitability.  Resource mining and exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  These risks include environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding that could result in damage to life or property, environmental damage and possible legal liability.  It is also highly capital intensive and the ability to complete a development or exploration project may be dependent on the entity’s ability to raise additional capital.  Access to public financing has been negatively impacted by current global financial conditions.  This may impact our ability and those of our resource based subsidiaries and equity accounted investees to obtain equity or debt financing in the future and, if obtained, on favourable terms.  In certain cases, this may be achieved only through joint ventures or other relationships that would reduce the entity’s ownership interest in the project.  There is no assurance that additional resources or reserves in commercial quantities will be discovered, or that development operations will prove successful.

Competition
The resources industry is competitive in all its phases.  The Company competes with numerous other participants in the search for the acquisition of mining and oil and natural gas properties and in the marketing of the resulting products.  The Company’s ability to increase reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling.  Competitive factors in the distribution and marketing of resource products include price and methods of reliability of delivery.

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Competition in the resources industry includes companies which have greater financial resources, staff and facilities than those of the Company’s investees.  Our investees may not be fully insured against all risks relating to their operations, including those related to expansion.  Some of those risks may not be insurable.

Insurance
Resource operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering and oil spills, each of which could result in substantial damage to production facilities or other property and the environment, or in personal injury.  As is the case with other participants in the resources industry, the Company is not fully insured against all of these risks, nor are all such risks insurable.  Although the Company will maintain liability insurance in an amount which it considers adequate and consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Political and Regulatory
Many of our resource investees operate in jurisdictions which cause their operations to be subject to business risks inherent in those jurisdictions, in addition to business risks generally inherent to the resources industry.  These may involve matters arising out of government policies, receipt and maintenance of necessary permits and title to properties, imposition of special taxes or similar charges by regulatory bodies, foreign exchange rate fluctuations and controls, access to capital markets, civil disturbances, deprivation or unenforceability of contract rights or the taking of property without fair compensation, lack of adequate infrastructure and credit risk.  It is important that the entities operating in a jurisdiction maintain good relationships with the governments of such jurisdictions.  This may not be possible if the government of a country changes.

Certain regions in which our investee companies operate have been subject to political and economic instability.  Operating in foreign jurisdictions may necessitate capital expenditures being denominated in several different currencies, while the Company is reporting in Canadian dollars.  Fluctuations in the rates of exchange may affect the ability of investee companies to carry out their exploration and development programs.  Future development costs may be higher than currently envisioned due to unforeseen events such as currency fluctuations.

Environmental, Health and Safety Regulations
Environmental, health and safety legislation affects nearly all aspects of the Company’s and its resource investees’ resource operations including mine development, worker safety, waste disposal, emission controls and protection of endangered and protected species.  Compliance with environmental, health and safety legislation can require significant expenditures and failure to comply with environmental, health and safety legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, clean-up costs arising out of contaminated properties, damages and the loss of important permits.  Exposure to these liabilities arises not only from existing operations, but from operations that have been closed or sold to third parties.  The companies engaged in resource activities may be required to reclaim properties after mining is completed and specific requirements vary among jurisdictions.  In some cases, financial assurances as security for reclamation costs may be required which may exceed estimates for such costs.  The Company may also be held liable for worker exposure to hazardous substances and for accidents causing injury or death.  There can be no assurances that the Company or its resource investees will at all times be in compliance with all environmental, health and safety regulations or that steps to achieve compliance would not materially adversely affect our business.

Environmental, health and safety laws and regulations are evolving in all jurisdictions where the Company operates.  The Company is not able to determine the specific impact that future changes in environmental, health and safety laws and regulations may have on our operations and activities, and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental, health and safety regulations.  For example, emissions standards are expected to become increasingly stringent as are laws relating to the use and production of regulated chemical substances.  Further changes in environmental, health and safety laws, new information on existing environmental, health and safety conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company.

Commodity Prices and Estimating Quantities of Reserves
Commodity prices, including oil and natural gas prices, are unstable and subject to fluctuations.  Any material decline in prices could result in a reduction in revenues of our investees.  The economics of producing from some wells may change as a result of

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lower prices.  From time to time, resource investees may enter into agreements to fix prices on their production to mitigate these risks, however, this will not permit them to benefit from future increases in commodity prices.  The market prices of securities of resource companies have experienced volatility in the past, often based on factors unrelated to the financial performance or prospects of the underlying company, which include general economic conditions and cycles and macroeconomic developments.

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including factors that are beyond the control of the Company and our investees.  These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of the underlying commodity, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves.  Actual production and cash flows derived therefrom will vary from these evaluations and such variations could be material.

Skilled Labour and Availability of Equipment
The resources industry involves risks regarding labour and employment matters.  Currently, the mining industry is generally facing a shortage of skilled labour as well as a lack of availability of suitable mining equipment.  If resource companies are unable to hire and retain sufficient skilled employees, the ability to operate optimally will be impaired.  Also, many of the resource investees are dependent on the services of their senior management and a small number of highly skilled and experienced executives and personnel.  The loss of these key personnel could have a material adverse effect on the operations.  Adverse changes in the scheme of labour relations which may be introduced by governmental authorities may have a material effect on the business, results of operations and financial condition.

Resource activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted.  Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration and development activities.  To the extent that the Company is not the operator of its resource properties, the Company will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

GENERAL BUSINESS RISKS

Reputational Risk
Reputational risk is the potential that adverse publicity to our corporate image, whether true or not, will or may cause a decline in our earnings, liquidity, share price or client base.  Reputational risk is inherent in virtually all of our business transactions, even when the transaction is fully compliant with legal and regulatory requirements.  Reputational risk cannot be managed in isolation, as it often arises as a result of operational, regulatory and other risks inherent to our business.  For these reasons, our framework for reputational risk management is integrated into all other areas of risk management and is a key component of the codes of business conduct and ethics of which our employees are expected to observe.  We place a high emphasis on safeguarding our reputation, as once compromised, it can be difficult to restore.

Investing in a Variety of Industry Sectors
Our investments are in a variety of industry sectors and therefore, each investment will be subject to specific risks inherent in the unique business environment in which it operates.  In the case of equity accounted investments, we are required to record our share of income or loss from these investments and related dilutions and accordingly, our earnings may be affected by these amounts.  Further, to the extent that the investment is a public company, the investment is subject to market forces which may fluctuate beyond our control.  Certain of our private company holdings are illiquid and disposition may be difficult.  We may realize lower proceeds of disposition in the event that we are required to dispose of an investment at a point in time when market prices are low.  We mitigate this risk by utilizing our revolving credit facilities so that we can maximize the timing of any dispositions.

Capital Requirements
The Company and/or its subsidiaries may be required to raise additional debt or equity funds through public or private financing, strategic relationships or other arrangements for a variety of purposes, including business acquisitions, to capitalize on unanticipated opportunities, as well as to respond to competitive pressures.  Continued disruption in the financial markets may limit the Company’s access to capital in the event that the Company is required to seek additional liquidity to operate its business.  Additional equity funding in investee companies may reduce the percentage ownership interest of the Company in such investee companies and may cause the Company to lose its majority or significant influence stake.  Additional equity funding of the

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Company may reduce the percentage ownership of the existing shareholders of the Company and may dilute net book value per share.  It is also possible that any such equity funding may involve securities which have rights or privileges senior to those of existing shareholders or that any debt financing, if available, may involve restrictive covenants.  There can be no assurance that such additional funding, if needed, will be available on economic terms, or at all. These developments may also impair the Company’s ability to renew its current credit facility on favourable terms, resulting in increased costs to the Company.

Compliance with Debt Covenants
The Company’s current credit facility contains numerous restrictive covenants that limit the discretion of the Company with respect to certain business matters.  These covenants place significant restrictions on, among other things, the ability of the Company and certain of its subsidiaries to create liens or other encumbrances, to make certain other payments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity.  In addition, the credit facility contains a number of financial covenants that require the Company and certain of its subsidiaries to meet certain financial ratios and financial condition tests.  A failure to comply with the obligations in the Company’s credit facility could result in a default which, if not cured or waived, could result in an acceleration of the relevant indebtedness.  If the indebtedness under the Company’s current credit facility were to be accelerated, the financial condition of the Company would be adversely affected.

Corporate Insurance
Regardless of our effectiveness in monitoring and administering established compliance policies and procedures, the Company, and any of its directors, officers, employees and agents, may be subject to liability or fines which may limit the ability of each to conduct business.  We maintain various types of insurance to cover certain potential risks and continuously evaluate the adequacy of this coverage.  In recent years, the cost of obtaining insurance has increased while the number of insurance providers has decreased.  As a result of the introduction of the secondary market civil liability regime, the ability to obtain insurance on reasonable economic terms may be even more difficult in the future.  To date, we have chosen not to obtain directors and officers insurance.

The Ability to Execute Business Plans and Integration
The Company’s growth strategy has relied in part on acquisitions and the associated realization of operating synergies.  A successful acquisition requires the Company to identify suitable candidates for purchase on acceptable terms and the acquired business to be successfully integrated in a timely and non-disruptive manner designed to minimize the risk of loss of client business.  Even with the investment of management and financial resources, an acquisition may not produce the anticipated revenue, earnings or business synergies anticipated at the time of acquisition.  In addition, acquisitions can involve non-recurring charges and if not successful, the write-off of amounts of goodwill and other intangible assets that could have an adverse effect on the financial results.  Management performs an extensive review of the value of goodwill and other intangible assets, which review has not identified any required adjustments during 2008 and 2007.  However, there can be no assurance that the Company will not incur significant costs in the future in connection with such potential liabilities.

Litigation Risk
Litigation risk is inherent in each of the business lines of the Company as well as in operations that may be acquired by the Company.  Litigation risk cannot be eliminated, even if there is no legal cause of action.  The legal risks facing the Company, its directors, trustees, officers or employees in this respect include potential liability for violations of securities laws, breach of fiduciary duty and misuse of investors’ funds.  It is possible that litigation and in particular, class action litigation, may increase in Canada as a result of the introduction of the secondary market civil liability regime.

Possible Volatility of Stock Price
The market price of the Company’s shares has been, and may in future, be subject to significant fluctuation in response to numerous factors, including variations in the annual or quarterly financial results of its subsidiaries or their competitors, the timing of announcements of acquisitions by its subsidiaries or their competitors, conditions in the economy in general or in the financial services, real estate, or resources sectors in particular, changes in applicable laws and regulations, rumours and speculation, and other factors.  Moreover, from time to time, the stock market experiences significant price and volume volatility that may affect the market price of the Company’s shares for reasons unrelated to the performance of the Company or its subsidiaries.  No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for future sale (including shares issued under share based compensation arrangements) will have on the market price of the shares existing from time to time.  Sales of substantial numbers of such shares or the perception that such sales could occur, could adversely affect the price of the shares.

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Other
The Company cautions that the preceding discussion of factors that may affect future results is not exhaustive.  Dundee Corporation’s performance may also be affected by other specific risks that may be highlighted from time to time in public filings of the Company or its subsidiaries which may be available on the Canadian Securities Administrators’ website at www.sedar.com.  Investors and others should carefully consider these factors, as well as other uncertainties, assumptions and industry and company specific factors that may adversely affect future results.  The Company assumes no obligation, except as required by law, to update or revise its risk disclosure to reflect new events or circumstances.

FORWARD LOOKING STATEMENTS

Dundee Corporation’s public communications may include written or oral forward looking statements.  Statements of this type are included in this Management’s Discussion and Analysis (“MD&A”), and may be included in other filings with the Canadian and United States securities regulators, stock exchanges or in other communications.  All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. Securities laws.  Forward looking statements may include, but are not limited to, statements about anticipated future events including comments with respect to our objectives and priorities for 2009 and beyond, strategies or further actions with respect to the Company, its products and services, business operations, financial performance and condition.  Forward looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions.  Such statements are based on current expectations of management of the Company and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and those affecting the financial services, real estate and resources industries generally.  The forward looking information contained in this MD&A is presented for the purpose of assisting our shareholders in understanding our business operations and strategic priorities and objectives as at the periods indicated and may not be appropriate for other purposes.

The risks, uncertainties and other factors that may influence actual results are referenced in the section entitled “Managing Risk” in this MD&A.  Actual results may differ materially from the forward looking statements contained in this MD&A, depending upon, among other factors, general economic and market conditions, our ability to execute our strategic plans and meet financial obligations, the performance of the Company’s principal subsidiaries and the Company’s ability to raise additional capital; creating, attracting and retaining AUM and AUA in light of the global recession and steep declines in global equity markets; competition faced by the Company; regulation of the Company’s businesses; risks associated with the Company’s real estate and resources businesses and the Company’s investment holdings in general, including risks associated with oil and gas and mining exploration, development and processing activities, environmental risks, inflation, changes in interest rates, commodity prices and other financial exposures; maintenance of minimum regulatory capital requirements for certain of the Company’s subsidiaries and the ability of the Company and its subsidiaries to attract and retain key personnel.  The preceding list is not exhaustive of all possible risk factors that may influence actual results, and are identified based upon information available as of March 31, 2009.

Assumptions about the future performance of the Canadian and U.S. economies were material factors considered by management when setting the Company’s strategic priorities and objectives, and when determining our financial targets.  In determining our expectations for economic growth in the financial services, real estate and resource sectors, we considered historical economic data provided by the Canadian government and its agencies and current market conditions, including the status of the current economic and credit crisis.

Forward looking statements contained in this MD&A are not guarantees of future performance and actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company.  Prospective investors are cautioned to consider these and other factors carefully when making decisions with respect to the Company and not place undue reliance on forward looking statements.  As evidenced by the events of the past year, market volatility and the recent economic and credit crisis, circumstances affecting the Company may change rapidly.  Except as may be required by applicable law, the Company does not undertake any obligation to update publicly or revise any such forward looking statements, whether as a result of new information, future events or otherwise.

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INFORMATION CONCERNING DUNDEE CORPORATION

Additional information concerning Dundee Corporation, including a copy of the Company’s Annual Information Form may be found on SEDAR at www.sedar.com.

Toronto, Ontario

March 31, 2009